Exhibit 99.4

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 16, 2011, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2010. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 99.

Cautionary Statement On Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the market and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentinean peso, British pound, Peruvian sol and Papua New Guinean kina versus US dollar); changes in US dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments

Barrick Financial Report 2010 | Management’s Discussion and Analysis

in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or reserve grades; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Changes in Presentation of Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 78 of our MD&A.

Adjusted Debt and Net Debt

Starting in 2010, we introduced adjusted debt and net debt as new non-GAAP measures. We have adjusted our long-term debt to exclude fair value adjustments and our partner’s share of project financing and to include the settlement obligation to close out the gold sales contracts and issue costs. We have excluded the impact of fair value adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We have excluded our partner’s share of project financing, in situations where we report 100% of the debt on a consolidated basis but have only provided a guarantee for our proportionate share of the debt. We have included the settlement obligation related to gold sales contracts because they have terms similar to long-term debt instruments and have been settled in cash. Our cash and equivalents (net of our partner’s share of cash where we have excluded their proportionate share of the project financing from our adjusted debt calculation) is deducted from the adjusted total to arrive at net debt.

These adjusted debt and net debt figures are more indicative of how we manage our debt levels internally than the equivalent US GAAP measures and provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure. They are intended to provide additional information only and do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with US GAAP. Other companies may calculate these measures differently.

Adjustment to Cash Costs

Also starting in 2010, we adjusted our gold total cash costs to remove the impact of ore purchase agreements that have economic characteristics similar to toll milling arrangements. The cost of producing these ounces is not indicative of our normal production costs. Hence, we have removed such costs from total cash costs.

Management’s Discussion and Analysis

Free Cash Flow

Starting in 2010, we introduced free cash flow as a new non-GAAP measure. We have deducted capital expenditures from adjusted operating cash flow to arrive at free cash flow.

Free cash flow is a measure that management believes to be a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash. It is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently.

Return on Equity

Starting in 2010, we introduced return on equity as a new non-GAAP measure. Return on equity has been defined as adjusted net income divided by average shareholders’ equity.

Return on equity is a measure that management believes to be a useful indicator of the Company’s performance. It is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. Other companies may calculate this measure differently.

Index

33	Financial and Operating Highlights

	33	2010 Fourth Quarter and Year-End Results
	35	2010 Business Developments
	38	Outlook for 2011

42	Business Overview

	42	Our Business
	43	Our Strategy
	43	Capability to Execute our Strategy
	46	Enterprise Risk Management
	47	Market Review

54	Financial and Operating Results

	54	Summary of Financial Performance
	55	Summary of Operating Performance
	59	Mineral Reserves and Mineral Resources Update
	59	Review of Operating Segment Performance

65	Financial Condition Review

	65	Balance Sheet Review
	67	Liquidity and Cash Flow
	69	Financial Instruments
	70	Commitments and Contingencies

72	Review of Quarterly Results

73	US GAAP Critical Accounting Policies and Estimates

78	Non-GAAP Financial Performance Measures

85	International Financial Reporting Standards (IFRS)

99	Glossary of Technical Terms

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Financial and Operating Highlights(1)

2010 Fourth Quarter and Year-End Results

Summary of Financial and Operating Data

	For the three months ended		For the years ended
	December 31		December 31
($ millions, except where indicated)	2010	2009	2010	2009
Financial Data
Sales	$3,033	$2,452	$11,211	$8,404
Net income/(loss)	896	215	3,274	(4,274)
Per share (“EPS”)(2)	0.90	0.22	3.32	(4.73)
Adjusted net income(3)	947	604	3,279	1,810
Per share (“adjusted EPS”)(2),(3)	0.95	0.61	3.32	2.00
EBITDA(3)	1,635	794	5,900	(2,563)
Adjusted EBITDA(3)	1,635	1,035	5,900	3,370
Capital expenditures	1,145	748	3,323	2,358
Operating cash flow	781	(4,300)	4,127	(2,322)
Adjusted operating cash flow(3)	1,437	921	4,783	2,899
Free Cash Flow(3)	$292	$173	1,460	541
Cash and equivalents			3,968	2,564
Adjusted debt(3)			6,392	6,919
Net debt(3)			$2,542	$4,355
Return on equity(3)			19%	12%

Operating Data
Gold
Gold produced (000s ounces)(4)	1,700	1,871	7,765	7,397
Gold sold (000s ounces)	1,825	1,797	7,734	7,279
Realized price ($ per ounce)(3)	$1,368	$1,119	$1,228	$985
Net cash costs ($ per ounce)(3)	$326	$310	$341	$360
Total cash costs ($ per ounce)(3)	$486	$465	$457	$464

Copper
Copper produced (millions of pounds)	82	98	368	393
Copper sold (millions of pounds)	103	118	391	380
Realized price ($ per pound)(3)	$3.99	$3.44	$3.41	$3.16
Total cash costs ($ per pound)(3)	$1.12	$1.08	$1.11	$1.17

(1)   The amounts presented in this table include the results of discontinued operations.

(2)   Calculated using weighted average number of shares outstanding under the basic method.

(3)   Adjusted net income, adjusted EPS, EBITDA, adjusted EBITDA, adjusted operating cash flow, free cash flow, adjusted debt, net debt, return on equity, realized price, net cash costs and total cash costs are non-GAAP financial performance measures with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see pages 78 – 85 of this MD&A.

(4)   Production includes our equity share of gold production at Highland Gold.

Management’s Discussion and Analysis

Fourth Quarter and Full Year Financial and Operating Highlights

•      Net income and adjusted net income for the fourth quarter 2010 were $896 million and $947 million, respectively, compared to net income of $215 million and adjusted net income of $604 million for fourth quarter 2009. Net income for the year 2010 was $3,274 million, compared to a net loss of $4,274 million in 2009, which included a $5,901 million charge related to the elimination of our gold sales contracts. Adjusted net income for the year 2010 was $3,279 million, compared to $1,810 million for full year 2009.

•      EPS and adjusted EPS for the fourth quarter 2010 were $0.90 and $0.95, respectively, compared to EPS of $0.22 and adjusted EPS of $0.61 for the fourth quarter 2009. EPS for the year 2010 was $3.32, compared to the loss of $4.73 for full year 2009. Adjusted EPS for the year 2010 was $3.32, compared to $2.00 for full year 2009. The significant increase in adjusted EPS in 2010 largely reflects the increase of gold production and realized gold prices. EPS and adjusted EPS reflect the impact of the issuance of 109 million common shares in third quarter 2009, which represented a 12% increase in common shares then outstanding with a corresponding dilutive impact on both EPS and adjusted EPS.

•      EBITDA and adjusted EBITDA for the fourth quarter 2010 were both $1,635 million, compared to EBITDA of $794 million and adjusted EBITDA of $1,035 million for the fourth quarter 2009. EBITDA and adjusted EBITDA for the year 2010 was $5,900 million, compared to EBITDA of $(2,563) million and adjusted EBITDA of $3,370 million for full year 2009.

•      Operating cash flow and adjusted operating cash flow for the fourth quarter 2010 were $781 million and $1,437 million, respectively, compared to operating cash outflow of $4,300 million and adjusted operating cash flow of $921 million for the fourth quarter 2009. Operating cash flow for the year 2010 was $4,127 million, compared to operating cash outflow of $2,322 million in 2009. Operating cash flow reflects payments related to the settlement of gold sales contracts of $5,221 million in 2009 and $656 million in 2010. Adjusted operating cash flow, which excludes the impact of these payments, totaled $4,783 million in 2010 compared to $2,899 million in 2009.

•      Free cash flow for the fourth quarter 2010 was $292 million, compared to $173 million for the fourth quarter 2009. Free cash flow for the year 2010 was $1,460 million, compared to $541 million for full year 2009. The increases reflect higher adjusted operating cash flow, partially offset by higher capital expenditures.

•      Primary factors driving the increase in net income, adjusted net income, EPS, adjusted EPS, EBITDA, adjusted EBITDA, operating cash flow, adjusted operating cash flow and free cash flow were higher realized gold and copper prices and higher gold sales volume. Net income and adjusted net income were impacted by higher amortization, higher income tax expense, and higher interest expense as a result of debt issuance in fourth quarter 2009.Net income, EPS, EBITDA and operating cash flow were also impacted by the elimination of the gold sales contracts.

•      Gold production and total cash costs for the fourth quarter 2010 were 1.7 million ounces and $486 per ounce, respectively, compared to production of 1.9 million ounces and total cash costs of $465 per ounce for fourth quarter 2009. Gold production and total cash costs for the year 2010 were 7.8 million ounces and $457 per ounce, respectively, compared to production of 7.4 million and total cash costs of $464 per ounce for full year 2009. Gold sales totaled 1.8 million ounces for the fourth quarter 2010 and 7.7 million ounces for the year 2010, compared to 1.8 million ounces and 7.3 million ounces, respectively, for the comparable prior year periods. Gold production increased for the year primarily due to increased production at Cortez, Veladero, Kalgoorlie and Cowal, partially offset by decreases in production at Goldstrike, Pierina and Lagunas Norte.

•      Copper production and total cash costs for the fourth quarter 2010 were 82 million pounds and $1.12 per pound, respectively, compared to production of 98 million pounds and total cash costs of $1.08 per pound for fourth quarter 2009. Copper production and total cash costs for the year 2010 were 368 million pounds and $1.11 per pound, respectively, compared to production of 393 million pounds and $1.17 per pound for full year 2009. Copper sales totaled 103 million pounds for the fourth quarter 2010 and 391 million pounds for the year 2010, compared to 118 million pounds and 380 million pounds, respectively, for the comparable prior year periods. Copper sales were higher than copper produced in 2010 primarily due to higher sales volume in Osborne, where shipping delays moved part of 2009 production into 2010 sales. Copper production decreased for the year 2010 primarily due to a decrease in copper production as a result of the divestiture of Osborne in third quarter 2010.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

•      Realized gold price for the fourth quarter 2010 was $1,368 per ounce, compared to $1,119 per ounce for fourth quarter 2009. Realized gold price for the year 2010 was $1,228 per ounce, compared to $985 per ounce for full year 2009. The increases principally reflect higher market gold prices.

•      Realized copper price for the fourth quarter 2010 was $3.99 per pound, compared to $3.44 per pound for fourth quarter 2009. Realized copper price for the year 2010 was $3.41 per pound, compared to $3.16 per pound for full year 2009. The increases reflect higher market copper prices.

•      Net cash costs for the fourth quarter 2010 were $326 per ounce, compared to $310 per ounce for the fourth quarter 2009. Net cash costs for the year were $341 per ounce, compared to $360 per ounce for the full year 2009. Net cash costs decreased in 2010, primarily due to higher copper credits as a result of higher market copper prices.

•      Capital expenditures totaled $1,145 million for fourth quarter 2010 and $3,323 million for the year 2010, compared to $748 million and $2,358 million, respectively, for the comparable prior year periods. The increases largely reflect higher project capital expenditures and higher minesite sustaining capital expenditures.

•      At December 31, 2010, cash and equivalents totaled $3,968 million, adjusted debt totaled $6,392 million and net debt totaled $2,542 million, compared to the equivalent December 31, 2009 totals of $2,564 million, $6,919 million and $4,355 million, respectively. During 2010, we received $469 million in project financing for Pueblo Viejo ($782 million on a 100% basis) and repaid $805 million in debt, including $656 million to settle the remaining obligation for the gold sales contracts.

2010 Business Developments

Economic, Fiscal and Legislative Developments

The current global economic situation has impacted Barrick in a number of ways. The response from many governments to the ongoing economic crisis has led to continuing low interest rates and a reflationary environment that has supported higher commodity prices. The increase in gold, copper and silver market prices in particular (refer to Market Review section of this MD&A for more details) have been key drivers of higher income and operating cash flows for Barrick. The fiscal pressures currently experienced by many governments have resulted in a search for new sources of revenues, and the mining industry, which is generating significant profits and cash flow in this high metal price environment, is facing the possibility of higher income taxes and royalties. The proposed Australian Mineral Resources Rent Tax (“MRRT”) is one example. While the MRRT has been greatly revised to its current form, and is no longer expected to apply to our gold operations, we continue to monitor developments related to this proposal. In addition, in order to finance reconstruction stemming from the devastating 2010 earthquake, the Chilean government recently enacted a temporary first tier income tax increase from 17% to 20% in 2011 and 18.5% in 2012 as well as a new elective mining royalty. In January 2011 we adopted the new royalty. The impact of adoption was a $26 million increase in 2010 income tax expense and an expected increase of about $15 million in 2011 income tax expense. The impact of the temporary income tax rate increase on 2011 income tax expense is expected to be about $20 million.

On the legislative front, Argentina recently passed a federal glacier protection law that restricts mining in areas on or near the nation’s glaciers. Our activities do not take place on glaciers, and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas around Veladero and Pascua-Lama. We have a comprehensive range of measures in place to protect such areas and resources. Further, we believe that

Management’s Discussion and Analysis

the new federal law is unconstitutional, as it seeks to legislate matters that are within the constitutional domain of the provinces. The Province of San Juan, where our operations are located, previously enacted glacier protection legislation with which we comply. We believe we are legally entitled to continue our current activities on the basis of existing approvals. In this regard, the Federal Court in San Juan has granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Veladero and Pascua-Lama pending consideration of the constitutionality of the law by the Supreme Court of Argentina. It is possible that others may attempt to bring legal challenges seeking to restrict our activities based on the new federal law. We will vigorously oppose any such challenges.

Financing Developments

IPO of African Gold Mining Operations

In March 2010, the initial public offering (“IPO”) for African Barrick Gold plc (“ABG”) closed and its approximately 404 million ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. In April 2010, the over-allotment option was partially exercised, resulting in a 1.1% dilution of our interest in ABG to 73.9%.

The net proceeds from the IPO and the exercise of the over-allotment option were approximately $884 million. As Barrick retained a controlling financial interest in ABG, we have consolidated ABG and accounted for the disposition of ABG shares as an equity transaction. Accordingly, the difference between the proceeds received and the carrying value has been recorded as additional paid-in capital in equity, and we have set up a non-controlling interest to reflect the change in our ownership interest in ABG.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for our Pueblo Viejo project. The lending syndicate is comprised of international financial institutions, including two export credit agencies, and a syndicate of commercial banks. The financing is divided into three tranches of $400 million, $375 million and $260 million with terms of 15, 15 and 12 years, respectively. Barrick and Goldcorp have each provided a guarantee for their proportionate share, which will terminate upon Pueblo Viejo meeting certain operating completion tests, and which is subject to a carve out for certain political risk events. In June 2010, we received $782 million (100% basis) in the first draw on this financing arrangement and these funds are being used to fund ongoing construction at the project.

Increased Dividend

As a result of our positive outlook on the gold price, our strong financial position and robust operating cash flows, Barrick’s Board of Directors authorized an annual dividend increase from $0.40 per common share to $0.48 per common share. The Board also approved moving from a semi-annual dividend to a quarterly dividend(1).

Acquisitions and Divestitures

Acquisition of Additional 25% Interest in Cerro Casale

In March 2010, we completed the acquisition of an additional 25% interest in Cerro Casale from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million and the elimination of a $20 million contingent obligation that was payable by Kinross to Barrick on a construction decision. Our interest in the project is now 75% and we have obtained control over the project. As a result, we began consolidating 100% of the operating results, cash flows and net assets of Cerro Casale, with an offsetting non-controlling interest of 25%, prospectively as at March 31, 2010. As a result of becoming the primary beneficiary of the Variable Interest Entity (“VIE”), we have remeasured our previously held 50% ownership interest to fair value and recorded a corresponding gain of $29 million.

(1)   The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on our financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Barrick Energy Acquisitions

In 2010, Barrick Energy completed three acquisitions. In May 2010, Barrick Energy acquired all of the outstanding shares of Bountiful Resources (“Bountiful”), a privately held corporation, for approximately $109 million. In June 2010, Barrick Energy acquired the Puskwa property from Galleon Energy Inc. (“Puskwa”) for approximately $130 million. In September 2010, Barrick Energy acquired the assets of Dolomite Resources (“Dolomite”) for approximately $25 million. We have determined that all of these transactions represent business combinations, with Barrick Energy identified as the acquirer. Barrick Energy began consolidating the operating results, cash flows, and net assets of Bountiful, Puskwa, and Dolomite from their respective acquisition dates. The properties acquired in these transactions are in close proximity to our existing operations and we expect to realize operational synergies once they have been integrated. Barrick Energy provides a natural economic hedge against our fuel price exposure and with the benefit of these acquisitions, total production for 2010 increased to approximately 2.1 million barrels of oil equivalent (“boe”).

Sedibelo

In February 2011, we entered into agreements to dispose of our 10% interest in the Sedibelo platinum project (“Sedibelo”) and certain assets to the Bakgatla-Ba-Kgafela Tribe (“BBK”), owner of the remaining 90% interest in Sedibelo, as well as the transfer of certain long lead items required for the development of Sedibelo to Newshelf 1101 (Proprietary) Limited, for total consideration of approximately $44 million; and to settle various outstanding matters between Barrick and the BBK regarding Sedibelo and their respective interests. The agreements are subject to certain customary conditions. We expect to realize a gain of approximately $65 million upon closing of these transactions, which is expected by the end of first quarter 2011.

Project Development Progress

Pueblo Viejo Construction

At our Pueblo Viejo project, construction is progressing with first production expected in first quarter 2012. Preproduction capital is expected to increase by 10 – 15% from the previous estimate to $3.3 – $3.5 billion (100% basis). The increased capital cost estimate is largely due to higher labor, power supply, freight and steel product related costs as well as general inflation. Once in production, this project will begin to contribute to Barrick’s annual gold production at lower cash costs than the Company average. The project is a long life asset with an expected mine life of over 25 years.

Pascua-Lama Construction

In 2009, we began construction of the Pascua-Lama project on the border between Chile and Argentina, which is on track to commence production in the first half of 2013. Pre-production capital is expected to increase by 10 – 20% to $3.3 – $3.6 billion as a result of a stronger Chilean peso and labor, commodity and other input cost increases in both countries and higher inflation, particularly in Argentina. When complete, it is expected to be one of the lowest operating cost gold producing mines in the world. The project is a long life asset with an expected mine life of over 20 years.

Cerro Casale Advancement

At the Cerro Casale project in Chile, the review of additional permitting requirements before considering a construction decision is progressing. A review is currently underway to determine the impact of a stronger Chilean peso and higher labor costs in Chile on costs. Early indications suggest that the capital cost may be higher by about 20 – 25% from the previous estimate of $4.2 billion, which is based on the feasibility study completed in 2009 and reflects the impact of a stronger Chilean peso, higher labor, commodity and other input costs. An update will be provided by the end of the second quarter. Cerro Casale is one of the world’s largest undeveloped gold-copper deposits.

Management’s Discussion and Analysis

Outlook for 2011

2011 Guidance Summary

	2010	2011
	Actual IFRS basis (unaudited)(1)	Guidance IFRS basis(1)
Gold production and costs
Production (millions of ounces)(2)	7.8	7.6 – 8.0
Cost of sales(3)	4,566	5,100 – 5,300
Gold unit production costs
Total cash costs ($ per ounce)(4)	409	450 – 480
Net cash costs ($ per ounce)(5)	292	340 – 380
Depreciation ($ per ounce)(6)	136	150 – 160
Copper production and costs
Production (millions of pounds)	368	~300
Cost of sales(7)	430	500 – 520
Copper unit production costs
Total cash costs ($ per pound)	1.10	1.35 – 1.45
Depreciation ($ per pound)	0.23	0.25 – 0.30
Other depreciation(8)	50	35 – 45
Exploration and evaluation expense(9)	234	330 – 350
Exploration(10)	152	210 – 220
Evaluation	82	120 – 130
Corporate administration	157	160 – 170
Other expense(11)	473	325 – 350
Other income(11)	142	25 – 30
Finance income	14	20 – 25
Finance costs(12)	158	60 – 80
Capital expenditures:
Minesite sustaining	863	900 – 1,000
Open pit and underground mine development(13)	571	750 – 850
Minesite expansion(13)	251	450 – 500
Capital projects(14)	1,691	2,100 – 2,300
Effective income tax rate(15)	TBD	33%

(1)           The preliminary 2010 IFRS results are unaudited. Final 2010 IFRS results are subject to management’s final review as well as audit by the Company’s independent registered accounting firm and may vary significantly from these preliminary results because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how these standards are applied.

(2)           Guidance for gold production reflects Barrick’s equity share of ABG (73.9%) and Highland Gold (20%).

(3)           Cost of sales applicable to gold includes depreciation expense and cost of sales applicable to the outside equity interests in ABG. Guidance for cost of sales reflects the full 100% consolidation of ABG gold sales. Under IFRS, the outside equity interest in ABG’s share of cost of sales is reflected as a reduction in income attributable to non-controlling interests, which we do not provide guidance for. Cost of sales guidance does not include proceeds from by-product metal sales or the net contribution from Barrick Energy, whereas guidance for gold total cash costs and gold net cash costs do reflect these items. See page 91 of this MD&A for a reconciliation of 2010 cost of sales reported in accordance with US GAAP to cost of sales reported in accordance with IFRS.

(4)           Gold total cash costs includes expected proceeds of approximately $150 million (2010: $120 million) from the sale of by-product metals and the net contribution of approximately $95 million from Barrick Energy (2010: $56 million). See page 92 of this MD&A for a reconciliation of 2010 total cash costs reported in accordance with US GAAP to total cash costs reported in accordance with IFRS.

(5)           Assuming a realized copper price of $3.75 per pound.

(6)           Includes depreciation expense related to Barrick Energy.

(7)           Cost of sales applicable to copper includes depreciation expense. See page 91 of this MD&A for a reconciliation of cost of sales reported in accordance with US GAAP to cost of sales reported in accordance with IFRS.

(8)           Represents depreciation for the Corporate office and Regional Business Unit offices. Excludes accretion expense since it is now classified as part of finance costs under IFRS.

(9)           Represents Barrick’s share of expenditures for 2011 after deducting $8 million for non-controlling interests (2010: $18 million) and includes expected costs of $13 million for Reko Diq and Donlin Creek that will be classified under “income (loss) from equity investees” (2010: $23 million).

(10)         Total exploration expenditures in 2011 are expected to be about $320 – $340 million including $210 – $220 million (2010: $152 million) in exploration expense and $110 – $120 million (2010: $60 million) in capitalized exploration costs. The capitalized exploration costs are included in the guidance for open pit and underground mine development and minesite expansion. See page 91 of this MD&A for a reconciliation of 2010 exploration and project development expenses reported in accordance with US GAAP to exploration and project development expenses reported in accordance with IFRS.

(11)         Other expense and other income are expected to be lower in 2011 as 2010 costs include special items of approximately $100 million in other expense, primarily due to severance and restructuring costs, and approximately $120 million in other income, primarily due to the gain recorded on the acquisition of the additional 25% interest in Cerro Casale. Other income guidance for 2011 excludes gain of $65 million expected from sale of Sedibelo.

(12)         See page 92 of this MD&A for a reconciliation of 2010 interest expense reported in accordance with US GAAP to finance costs reported in accordance with IFRS.

(13)         Includes capitalized exploration costs.

(14)         Represents Barrick’s share of project capital expenditures including capitalized interest of about $350 million in 2011 (2010: $309 million).

(15)         Effective income tax rate has not been presented since final IFRS assessment has not been completed.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

In 2011, Barrick will move to reporting its results on an International Financial Reporting Standards (“IFRS”) basis from US GAAP. This change will bring our basis of reporting in line with the other large international mining companies that already report their results in accordance with IFRS, and therefore the conversion to IFRS will improve the comparability of our financial performance to these companies. There are significant accounting policy differences between IFRS and US GAAP, particularly the accounting for production phase waste stripping costs and exploration and evaluation costs. IFRS allows greater flexibility in determining whether these costs are eligible for capitalization.  As a result, the conversion to IFRS will result in a decrease in operating costs, an increase in net assets and an increase in operating cash flow and capital expenditures compared to our equivalent results presented in accordance with US GAAP. Guidance for 2011 has been prepared on an IFRS basis with comparative information based on our preliminary calculation of the results under IFRS for 2010. For a reconciliation of results for 2010 prepared under US GAAP compared to the preliminary results prepared under IFRS, please refer to page 87 of this MD&A.

2011 Guidance Analysis

Production

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational factors, including whether the volume and/or grade of ore mined differs from estimates, which could occur because of changing mining rates, ore dilution, varying metallurgical and other ore characteristics, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Certain non-operating factors may also cause actual production to vary from guidance, including litigation risk, the regulatory environment and the impact of global economic conditions. Mining rates are also impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods and earthquakes, and unexpected civil disturbances, labor shortages or strikes.

We expect 2011 gold production to be about 7.6 to 8.0 million ounces, which is consistent with the 2010 level of 7.8 million ounces. Gold production in North America is expected to increase due to an increase in tons processed and higher average head grades at Cortez Hills and the recommencement of production at Golden Sunlight after a two-year mine development period. The increase in North America is offset by lower production in South America, primarily due to lower ore grades at Veladero. Production in Australia Pacific and our share of ABG production are expected to be similar to 2010 production levels.

Copper production is expected to decrease from 368 million pounds in 2010 to about 300 million pounds, largely due to the divestiture of the Osborne mine in third quarter 2010.

Beyond 2010, we are targeting to increase our gold production to 9 million ounces within the next five years. The significant drivers of this production growth include our Pueblo Viejo and Pascua-Lama projects, as well as various expansionary opportunities at our existing operating mines.

Revenues

Revenues include consolidated sales of gold, copper, oil and metal by-products. Revenues from oil and metal by-products are reflected in our guidance for gold total cash costs. Revenues from gold and copper reported in 2011 will reflect the sale of production at market gold and copper prices and the impact of copper hedge contracts. Barrick does not provide guidance on 2011 gold and copper prices.

Cost of Sales, Net Cash Costs and Total Cash Costs

We prepare estimates of cost of sales, net cash costs and total cash costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, net cash costs and total cash costs per ounce/pound are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.

Cost of sales applicable to gold is expected to be in the range of $5.1 to $5.3 billion, compared to $4.6 billion in 2010. The increase is primarily due to an increase in tons mined and tons processed compared to 2010 levels, and higher labor costs and inflationary cost pressures, particularly in South America and Australia Pacific.

Management’s Discussion and Analysis

Total cash costs are expected to be in the range of $450 to $480 per ounce compared to $409 per ounce in 2010. The increase in 2011 principally reflects the impact of lower ore grades, particularly in South America, which is expected to be partially offset by an increase in production levels due to higher tons processed and the impact of higher labor costs in South America and Australia. These increases are expected to be partially offset by higher by-product credits due to expected higher copper and silver prices.

(1) Chart depicts approximate impacts of each category on total cash costs  per ounce.

Cost of sales applicable to copper is expected to be in the range of $500 to $520 million compared to $430 million in 2010. Total cash costs are expected to be in the range of $1.35 to $1.45 per pound for copper. The increase in total cash costs of approximately $0.30 per pound is primarily as a result of the increase in the price of sulfuric acid and the processing of lower ore grades at Zaldívar.

Net gold cash costs are expected to be in the range of $340 to $380 per ounce, assuming an average market copper price of $3.75 for 2011.

Exploration and Evaluation

Exploration and Evaluation (“E&E”) costs will be classified under both the “exploration and evaluation” line and the “loss from equity investees” line on our consolidated statements of income. The timing of the funding provided to equity investees for E&E expenditures and the recognition of the related income or expense as loss from equity investees in our consolidated statement of income may vary. The funding is initially recorded as an increase in the carrying amount of our investment. Our share of expenses is recognized when the expenditures are incurred by the equity investee.

We expect to expense approximately $330 to $350 million for our share of E&E expenditures in 2011, up from $234 million in 2010. Higher costs primarily reflect ongoing minesite reserve and resource development programs, principally at Cortez, Porgera, Lagunas Norte, Granny Smith and Goldstrike. E&E expenses also includes non-capitalizable project costs at Pueblo Viejo, Pascua-Lama and Cerro Casale and costs classified under income (loss) from equity investees.

Finance Costs

Finance costs primarily represent interest expense on long-term debt. We expect lower finance costs in 2011 primarily due to higher capitalized interest as a result of the continuation of construction at Pueblo Viejo and Pascua-Lama.

Capital Expenditures

Total capital expenditures for 2011 are expected to be in the range of $4.20 billion to $4.65 billion. The level of spend is particularly high in 2011 primarily due to the intensity of construction activity at both our Pueblo Viejo and Pascua-Lama projects, and significant open pit mine development activity, particularly at Goldstrike and Cortez. Based on our current portfolio of development projects, we expect total capital expenditures to decrease in 2012.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Minesite Sustaining

Sustaining capital expenditures are expected to slightly increase from 2010 expenditure levels of $863 million to about $900 to $1,000 million.

Open Pit and Underground Mine Development

Open pit and underground mine development capital includes capitalized waste stripping, underground mine development and exploration drilling expenditures that meet our criteria for capitalization. In 2011, expenditures primarily relate to mine development activities at Goldstrike, Cortez, North Mara, Veladero, Porgera and Granny Smith. Expenditures are expected to increase from 2010 levels primarily due to North America, where both Goldstrike and Cortez are scheduled to commence a period of high waste stripping as anticipated in their life of mine plans. The high levels of waste stripping activity at both mines are expected to be substantially complete by the end of 2011.

Minesite Expansion

The expected increase in expansion capital relates to various projects at Goldstrike, Bald Mountain, Golden Sunlight, Cortez and Turquoise Ridge in North America, Lagunas Norte in South America; and ABG’s North Mara mine. The increase also reflects capitalized exploration costs to advance the expansion projects at Turquoise Ridge and North Mara; as well various expansion projects at our Cortez property.

Capital Projects

The expected increase in our share of capital project capital expenditures from $1,691 million in 2010 to about $2,100 to $2,300 million in 2011 is mainly due to the continuing construction activity at Pueblo Viejo and increased levels of construction activity at Pascua-Lama. Guidance for 2011 also includes early stage capital expenditures at Cerro Casale.

	2010	2011
	Actual IFRS	Guidance IFRS
($ millions)	basis (unaudited)	basis
Pueblo Viejo (60% basis)	$592	$475 to $525
Pascua-Lama	724	$1,110 to $1,200
Cerro Casale (75% basis) and other	66	$175 to $225
Capitalized interest	309	~$350
	$1,691	$2,100 to $2,300

Income Taxes

Our underlying expected effective tax rate excludes the impact of currency translation gains/losses and changes in tax valuation allowances.

At the end of 2010, income taxes payable amounted to $535 million due to the significant increase in income generated in the year. Operating cash flow in 2011 will be reduced by the settlement of this liability in the second quarter as well as higher income tax installments based on the income levels for 2010.

Outlook Assumptions and Economic Sensitivity Analysis

	2011 Guidance	Hypothetical	Impact on	Impact on EBITDA
	Assumption	Change	Total Cash Costs	(millions)
Gold revenue	$1,300/oz	$50/oz	n/a	$380–$400
Copper revenue	$3.75/lb	$0.25/lb	n/a	$75
Gold total cash costs
Gold price effect on royalties and production taxes	$1,300/oz	$50/oz	$1.25/oz	$9
WTI crude oil price(1)	$85/bbl	$10/bbl	$0.20/oz	$2
Australian dollar exchange rate(1)	0.95 : 1	10%	—	—
Copper total cash costs
WTI crude oil price(1)	$85/bbl	$10/bbl	$0.01/lb	$3
Chilean peso exchange rate(1)	500 : 1	10%	$0.01/lb	$5

(1)   Due to hedging activities we are largely protected against changes in these factors.

Management’s Discussion and Analysis

Business Overview

Our Business

Barrick’s vision is to be the world’s best gold mining company by finding, acquiring, developing and producing gold in a safe, profitable and socially responsible manner. Guided by our five core values – behave like an owner, act with a sense of urgency, be a team player, continually improve, and deliver results – we have become the world’s preeminent gold mining company.

Barrick’s market capitalization, annual gold production and gold reserves are also the largest in the industry. We also produce significant amounts of copper and have significant silver reserves contained within our gold reserves at our Pascua-Lama project. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

(1)   Based on the most recent public information as at date noted.

Our large mineral inventory is well situated primarily in geopolitically secure countries. Approximately 65% of our reserves are located in investment grade(2) countries, including the United States, Chile, Australia, Peru and Canada, which provides a lower overall risk profile.

(2)   Defined as being rated BBB- or higher by S&P.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

(1)          Based on actual results for Barrick, Gold Fields and Kinross. All others are based on the most recent public guidance issued as at February 16, 2011.

(1)          Based on actual results for Barrick, Gold Fields, Goldcorp and Kinross. All others are based on the most recent public guidance issued as at February 16, 2011.

We, along with our subsidiaries, have operating mines or projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan and Tanzania. The geographic split of gold production for the year ended December 31, 2010 was as follows:

Our Strategy

Our core objective is to maximize long-term value for our shareholders by following a strategy that emphasizes return on capital, as well as earnings and cash flow growth, while providing full leverage of production and reserves/resources to market gold prices. To deliver on this objective, we focus on the following strategic priorities:

Financial Strength

•      Optimize realized gold and copper prices;

•      Contain and/or reduce production costs;

•      Optimize return on capital expenditures;

•      Maintain a strong financial position and good liquidity;

Gold Leverage

•      Meet annual production targets;

•      Grow reserve/resource base;

•      Unhedged on all future gold production;

Growth

•      Develop advanced projects on time and on budget;

•      Identify and develop growth opportunities at operating mines;

•      Selectively acquire future accretive growth opportunities;

Responsible Mining

•      Improve safety and environmental performance; and

•      Maintain our social license to operate.

Capability to Execute our Strategy

Our capability to execute our strategy comes from the strength of our experienced management team, skilled workforce and organizational structure, a strong pipeline of projects that facilitates the long-term sustainability of our business, our strong financial position, and our commitment to corporate social responsibility.

Management’s Discussion and Analysis

Experienced Management Team, Skilled Workforce and Organizational Structure

We have an experienced board of directors and senior management team with a proven track record at Barrick and within the mining industry. Strong leadership and governance are critical to the successful implementation of our core business strategies.

Our senior management is complemented by a skilled workforce that enhances the efficiency and effectiveness of our operations, particularly our ability to meet our annual production targets and contain costs. The remote nature of many of our mine sites presents some challenges in maintaining a well-trained and skilled workforce. We continue to focus on training and development for key members of our senior mine management, technical professionals and frontline workers through our talent management processes, enhanced distance learning programs and e-learning technologies in order to meet this challenge. We have also expanded our technical training and development programs beyond our technical mining disciplines (mining, metallurgy, maintenance and geology) to include our critical support functions. This program is now improving the technical and leadership skills of over 1,000 professionals. Leadership development for key leadership positions and high potential employees will be an area of focus in the coming year in order to support our continued growth plans by maintaining a robust leadership pipeline.

We manage our business using a Regional Business Unit (“RBU”) structure to ensure that each region is able to customize corporate strategies to meet the unique conditions in which they operate. We have three RBUs, each of which is led by its own Regional President: North America, South America and Australia Pacific. We also hold a 73.9% equity interest in ABG, which is listed on the London Stock Exchange (“LSE”) and comprises our African gold mining business. In addition, Barrick Energy manages our oil & gas business and provides support for energy savings initiatives undertaken by our RBUs. Since their inception, the RBUs have added value to our business by realizing operational efficiencies in the region, allocating resources more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply and government and community relations.

Exploration and Development of New Mines

Barrick’s exploration strategy is aligned with our business objectives. It is a three-pronged, balanced approach that ensures we can meet both our short and long-term growth needs. The annual exploration program is focused on replacing and adding reserves and resources at our mines and projects. Our exploration group works closely with our corporate development group to identify acquisition opportunities with exploration upside. Finally, the exploration group looks for the next flagship deposit that will sustain Barrick for decades.

The exploration budget supports a strong pipeline of projects and is weighted towards near-term resource additions and conversion at our existing mines where we believe there is excellent potential to make new discoveries and to expand reserves and resources. The budget also provides support for earlier stage exploration in our operating districts and a smaller percentage of the budget is directed at emerging areas in order to generate quality projects for future years.

Total exploration expenditure in 2011 is budgeted to be about $320 – $340 million and includes expenditures that will meet the criteria for capitalization. These expenditures will support exploration activity across all regions, with the largest share in North America where 43% of the total budget is allocated. This split is largely consistent in comparison to previous years.

Barrick has been successful at consistently finding reserves and resources. We have extensive land positions on many of the world’s most prospective trends and, due in large part to our consistent funding and disciplined approach to exploration, we were successful at replacing reserves in 2010 and growing resources. Since 1990, we have spent approximately $2.2 billion on exploration, which has resulted in the

Barrick Financial Report 2010 | Management’s Discussion and Analysis

discovery of approximately 139 million ounces of reserves, substantially more than the 109 million ounces that we have produced in the same time period. The per ounce cost of reserve additions of approximately $16 has added substantial value to the Company.

Building new mines is key to our long-term goal of increasing profitability and creating long-term shareholder value. It can take a number of years for a project to move from the exploration stage through to mine construction and into production and this time frame has increased in recent years as considerable opposition to new mining projects can develop from influential NGOs or unstable political climates. The development of a new mine requires successful permitting and government relations, community dialogue and engagement, and significant financial and human capital. This significant increase in the timeline and cost of developing projects is reflected in our business strategy by ensuring that we have an inventory of projects combined with effective management of current operating mines.

The projects in our portfolio are at various stages of development, ranging from scoping to feasibility to construction. We have a dedicated Capital Projects group to focus on managing our large projects through this process, up to and including the commissioning of new mines, at which point responsibility for mine operations is handed over to the relevant RBUs. Over the past seven years, we have built seven new projects on time and near budget, namely Tulawaka, Lagunas Norte, Veladero, Cowal, Ruby Hill, Buzwagi and Cortez Hills. We expect that this experience will allow us to successfully commission the two projects currently in construction (Pueblo Viejo and Pascua-Lama), over the next three years. These projects are expected to contribute substantial low cost production and support a growing production profile for the Company over the next five years.

Financial Strength

The recent global economic crisis has underlined the importance of maintaining adequate levels of liquidity and a strong balance sheet. We actively manage our liquidity by focusing on maintaining and growing operating cash flows. Our cash flows are dependent on prices realized from gold and copper sales, our production levels, production costs, exploration spend, cash payments for income taxes, interest and other factors. Although weak global economic conditions have persisted, our strong operating performance, along with rising gold and copper prices, has enabled us to enhance our financial position. In 2010, we reduced net debt and increased dividends, while funding capital expenditure requirements for projects in construction and maintaining our financial flexibility to pursue future growth opportunities.

Corporate Responsibility

Operating in a socially responsible manner is critical in maintaining a license to operate in our industry. We are committed to making a positive difference in the communities in which we live and work. We recognize that responsible behavior is our calling card, creating opportunities to generate greater value for our shareholders, while at the same time fostering sustainable development in the communities and countries where we operate. In 2010, we were named to the Dow Jones Sustainability World Index (“DJSI”), ranking the Company as a top performer in corporate social responsibility worldwide for the third consecutive year. The renewed listing on the index reinforces Barrick’s position among the most sustainability-driven companies in the world.

Responsible environmental management is central to our success as the gold mining leader. To accomplish this goal across our 25 mines and four regions (including ABG) we have implemented an Environmental Management System which guides all of our sites. We have also developed, and are continuing to develop, specific performance standards. Our global Water Conservation Standard, completed in 2008, has been implemented as a company-wide priority.

Management’s Discussion and Analysis

In 2009, we drafted four additional Standards, including a Biodiversity Standard, a Climate Change Standard, a Mine Closure Standard and an Incident Reporting Standard, which were all implemented in 2010. In certain respects, these Standards exceed regulatory requirements and represent industry best practices.

Barrick was a leading participant in the development of the International Cyanide Management Code and, by the end of 2010, we had achieved Cyanide Code certification at 20 of the 23 operations where cyanide is used. Of the balance, two are pursuing certification, which they expect to achieve before 2012, and one will certify once an additional ore body is developed and processing resumes.

Barrick recognizes the risks that climate change represents to society and to our long-term success. Our Climate Change Standard focuses on energy efficiency and the use of renewable energy to reduce the Company’s carbon footprint. The program builds on energy efficiency programs and renewable energy projects already underway at our operations and embeds climate change considerations into business management processes and investment decision-making. All 25 Barrick mines have conducted energy self-assessments and are working toward greater energy efficiency and conservation. One such example is a small hydroelectric project in Chile’s Atacama Desert that was brought on line in 2009. This end-of-pipe power generator produces power from water pumped 90 km to the minesite from the Negrillar aquifer at the base of the Andes. Also, the underground mines in Nevada have successfully implemented bio-diesel use, which has the combined benefit of reducing GHG emissions and diesel particulate matter in engine exhaust.

We believe that the health and safety of our workers is fundamental to our business. Our vision is: “Every person going home safe and healthy every day”. We are committed to the identification and elimination or control of workplace hazards for the protection of ourselves and others. Our long-term goal is to be a zero incident company.

For us to succeed in fulfilling this goal, we:

•  Provide the expertise and resources needed to maintain safe and healthy working environments;

•  Established clearly defined safety and occupational health programs and measure safety and health performance, making improvements as warranted;

•  Operate in accordance with recognized industry standards, while complying with applicable regulations;

•  Investigate the causes of accidents and incidents and develop effective preventative and remedial action;

•  Train employees to carry out their jobs safely and productively;

•  Maintain a high degree of emergency preparedness; and

•  Require that vendors and contractors comply with our applicable safety and health standards.

Enterprise Risk Management

As our Board recognizes that creating shareholder value is the reward for taking and accepting risk, our primary objective is to maximize long-term value for our shareholders. Our enterprise risk management vision is to implement a company-wide culture of risk management where risks are promptly identified, assessed, reported, and monitored at all levels of the organization through the use of simple and effective risk management processes. Actively managing risks improves our ability to effectively execute on our business strategy and thereby create shareholder value by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Consequently, we have established a process for identifying, evaluating and managing company-wide risks. All risks are reported through our RBU and corporate leaders. These risks are ranked and prioritized and effective and efficient action plans are developed as necessary. Analysis is also performed to ensure there is proper assessment of risks that may interfere with achieving the strategic objectives of the Company as a whole.

The following is a summary of what management has determined to be the most significant risk factors affecting Barrick. There may be additional risks, currently believed to be less significant, that either individually or collectively, may significantly affect our business and financial results in the future. For a more detailed description of risks facing the Company, please refer to the most recently filed Annual Information Form. A description of some of the risks currently viewed as significant follows:

Exposure to gold price

Barrick’s revenues are primarily derived from the sale of gold and the market price of gold can fluctuate widely due to macroeconomic factors that are beyond our control. Consequently, the market price of gold is one of the most significant factors in determining the profitability of our operations. All of our future gold production is unhedged, providing full leverage to changes in the market gold price.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

To maximize our realized gold price, we have a corporate treasury function which monitors the gold market and is responsible for our gold sales.

License to operate

Maintaining our social license to operate is critical for Barrick to operate our existing mines and develop our projects around the world. Some of the risks to our social license include: compliance with environmental laws and regulations; community relations and human rights issues; and the health and safety of our employees. To manage these risks and maintain our social license, we have developed global environmental standards which, in many cases, exceed regulatory requirements and represent industry best practice. We have a globally coordinated community relations strategy that utilizes our corporate and local expertise to improve relations in the communities in which we operate. We have recently joined the Voluntary Principles on Security and Human Rights and are undertaking two new corporate social responsibility (“CSR”) initiatives to further strengthen our CSR performance. We will appoint an independent Director to its Board of Directors to support its commitment to CSR. The search is underway to fill this position in 2011. We will also establish an external CSR Advisory Board that will provide advice and guidance on challenging social and environmental issues and encourage further innovation and leadership in CSR. Additionally, we have an extensive Safety and Health program, committed to the protection of our employees and the residents of communities in proximity to our operations.

Project development

The development of our significant capital projects represents a key driver to our plans for future growth. The process to bring these projects into operation may be subject to unexpected delays that could increase the cost of development and the ultimate operating cost of the relevant project. Our Capital Projects group is responsible for completing relevant studies, obtaining the necessary approvals and managing construction. We utilize a formal system to govern advancement of projects as they progress from scoping through the execution and commissioning stages. This disciplined system of standards and procedures, which includes the involvement of multiple functional groups, enhances the study quality and consistency; and enables the development of mitigation plans where necessary, thereby improving the overall certainty of project delivery on schedule and on budget.

Global economic conditions

Barrick’s operating results and financial condition depend significantly on commodity prices and foreign exchange rates, which are largely dependent on worldwide economic conditions. Changes in general economic conditions could result in: adverse changes in key input commodity prices; adverse changes in foreign exchange rates, disruption in financial and credit markets; and negative impacts on our supply chain. To manage these risks, we actively hedge foreign exchange economic risks and key input commodities, including the fuel hedge provided by Barrick Energy. We continuously monitor the credit markets as part of our capital allocation function and will seek to minimize disruption to our liquidity or our supply chain to ensure the optimal operation of the Company.

Market Review

Gold

The market price of gold is the most significant factor in determining the earnings and cash flow-generating capacity of Barrick’s operations. The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors that are beyond our control. Gold price volatility remained high in 2010, with the price ranging from $1,045 to $1,431 per ounce during the year. The average market price for the year of $1,225 per ounce was an all-time high. The financial crisis of 2008, the subsequent slow pace of the economic recovery and government stimulus measures adopted in response by the largest developed economies, including the United States, the Eurozone and Japan, has resulted in large fiscal deficits in these jurisdictions. These deficits have triggered concerns of sovereign debt defaults, particularly in the Eurozone. Further, the monetary policies put in place by the world’s most prominent central banks remain very accommodative in an attempt to increase the rate of economic growth and reduce unemployment levels, with short-term US interest rates at historic lows. Gold has historically played an important role as a constant measure of value. The continuing uncertain macroeconomic environment and loose monetary policies have resulted in gold performing its traditional role as a store of value and an alternative to fiat currency. Consequently, gold continues to be viewed as a safe haven investment, which has resulted in a strong increase in investment demand. Throughout 2010, we have continued to see increased interest in holding gold as an investment. This was evidenced by the increased volumes

Management’s Discussion and Analysis

held by Exchange Traded Funds (ETFs) and global exchanges, as well as the worldwide demand for physical gold in forms such as bars and coins as investors seek a safe haven against the uncertain global economic outlook. A continuation of these trends is supportive of high long-term gold prices.

(1)   Includes the holdings of GBS (ASX), GBS (LSE), NewGold (JSE), GLD (NYSE), IAU (Amex), ZKB (Swiss), ETFS (London), XETRA (DAX), Julius Baer (SWX), ETFS (NYSE), CS-XMTCH (SIX), UBS-IS (USD).

We believe that the outlook for global gold mine production will be one of declining supply in the years to come. While modest increases in production have occurred in recent years primarily as a result of the increase in gold prices, we continue to expect a decline over the long term. The primary drivers for the global decline are a trend of lower grade production by many producers; increasing time requirements and impediments in bringing projects – especially large-scale projects – to the production stage; a lack of global exploration success in recent years; and a scarcity of new, promising regions for gold exploration and production. A decrease in global industry production raises the potential for a higher sustainable long-term gold price.

Gold sales from the official sector under the Central Bank Gold Agreement (CBGA) also have a significant impact on gold prices. Sales for the year ended in September 2010 were less than 2% of the full-year quota of 400 tonnes, excluding sales from the International Monetary Fund (“IMF”). We are now in the second year of the current CBGA which runs to September 2014 and allows for the sale of up to 400 tonnes per year. In 2010, the IMF completed its previously announced sale of 403 tonnes of gold, with no future sales anticipated at this time. Net official sector sales have been declining in recent years and, in fact, central banks were net buyers of gold in 2010 for the first time since 1988.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

The reserve gold holdings of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China) are significantly lower than the reserve holdings of more developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollars and as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main beneficiaries. In conjunction with the below quota selling of gold under the CBGA, which is expected to continue in the current year of the agreement, the net purchases of gold by global central banks provide a strong indication that gold is viewed as a reserve asset and a de-facto currency.

Copper

Copper prices generally rose throughout 2010, particularly in the second half, as London Metals Exchange (LME) copper prices traded in a wide range of $2.74 to $4.42 per pound, averaging $3.42 per pound, and closing the year at an all-time high of $4.42 per pound. Copper’s rise to all-time highs occurred mainly as a result of strong demand from emerging markets, especially China, decreasing exchange stockpiles and increasing investor interest in base metals with strong forward-looking supply/demand fundamentals. Copper prices should continue to be positively influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

Utilizing option collar strategies, we have put in place floor protection on approximately 60% of our expected copper production for 2011 at an average floor price of $3.00 per pound. In addition, we have sold net call options on approximately 70% of our 2011 production at an average price of approximately $4.85 per pound. Our realized price on all 2011 production is expected to be reduced by approximately $0.12 per pound in 2011 as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

Management’s Discussion and Analysis

Silver

Silver traded in a wide range of $14.64 to $30.94 per ounce in 2010, averaged $20.19 per ounce and closed the year at $30.63 per ounce. Despite weak industrial demand, silver managed to rise during the year to a 30-year high due to very strong investment demand, which is driven by the similar factors influencing investment demand for gold. The ounces held by major global silver ETFs increased by 91 million ounces during the year, with holdings totaling 487 million ounces at the end of 2010. The physical silver market is currently in surplus and, while continuing global economic growth is expected to improve industrial demand, the primary influence of prices should continue to be investment demand in the near term.

Silver prices have a significant impact on the overall economics and expected gold total cash costs for our Pascua-Lama project, which is currently in the construction phase. Silver prices do not significantly impact our current operating earnings, cash flows or gold total cash costs.

In the fourth quarter, utilizing zero-cost option collar strategies, we took advantage of high spot silver prices and attractive option pricing by adding hedge protection on three million ounces per year of expected silver production from 2013 to 2017, inclusive, with a floor price of $20 per ounce and an average ceiling price of $55 per ounce.

In 2009, we entered into a transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby we sold 25% of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Silver Wheaton will make up front payments totaling $625 million ($350 million received as at December 31, 2010). Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the agreement.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar/US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs and increasing exposure to the Chilean peso as a result of the construction of our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, and Argentinean peso through mine operating and capital costs.

In 2010, the US dollar generally declined against our currency exposures, primarily as a result of the low interest rates offered on US dollars, concerns about the level of US government borrowing and deficits, and increasing investor appetite for riskier assets.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. Canada and Australia have emerged from the global economic crisis better than most OECD countries. The Bank of Canada and the Reserve Bank of Australia raised benchmark interest rates by 75 basis points and 100 basis points, respectively, during the year, while the US Federal Reserve held rates constant. In 2010, the Canadian dollar traded in a range of $0.92 to $1.01 and closed at $1.00. The Australian dollar experienced higher volatility, trading in a range of $0.81 to $1.03 and closed at $1.02, with the strengthening occurring towards the end of the year due in part to higher commodity prices and economic growth in Asia-Pacific.

About 60% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position allows for more accurate forecasting of our anticipated expenditures in US dollar terms and mitigates our exposure to volatility in the US dollar. Our currency hedge position has provided benefits to us in the form of hedge gains recorded within our operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2010 – $146 million; 2009 – $27 million; and 2008 – $106 million. For 2010, we also recorded currency hedge gains in our corporate administration costs of $33 million (2009 – $7 million loss and 2008 – $11 million gain).

For 2011, our average Australian and Canadian dollar hedge rates are favorable when compared to the year-end market rates for these currencies. The average hedge rates vary depending on when the contracts were put in place. We have hedged approximately AUD $1,638 million and CAD $353 million in 2011 for expected Australian and Canadian operating costs and sustainable and eligible

Barrick Financial Report 2010 | Management’s Discussion and Analysis

project capital expenditures at average rates of $0.79 and $1.02, respectively. Total expected Australian and Canadian operating and capital expenditures in 2011 are expected to be AUD $1,776 million and CAD $477 million, and as a result we are approximately 92% and 74% hedged, respectively. In addition, we have hedged approximately 84%, 72%, and 46% of our total expected 2012, 2013, and 2014 Australian dollar expenditures at average rates of $0.75, $0.72, and $0.75, respectively. Assuming market exchange rates at the December 31, 2010 levels of $1.02 for AUD and $1.00 for CAD, we expect to record gains on our operating expenditures of approximately $360 million in 2011 ($340 million for the Australian dollar; $10 million for the Canadian dollar; and $10 million for the Chilean peso), or about $45 – $47 per ounce based on total forecast 2011 production. We also expect to record gains on our capital expenditures of approximately $30 million in 2011. In addition, we have Chilean peso contracts in place to hedge a portion of our operating expenditures, primarily at Zaldívar, and our capital expenditures, primarily at the Pascua-Lama project. Further information on our currency hedge positions is included in note 20 to the consolidated financial statements.

AUD Currency Contracts

		Effective Average
	Contracts	Hedge	% of Expected
	(AUD millions)	Rate (AUDUSD)	AUD Exposure(1)
2011	1,638	0.79	92%
2012	1,182	0.75	84%
2013	882	0.72	72%
2014	515	0.75	46%

CAD Currency Contracts

		Effective
	Contracts(2)	Average Hedge	% of Expected
	(CAD millions)	Rate (USDCAD)	CAD Exposure(1)
2011	353	1.02	74%
2012	19	1.02	5%

CLP Currency Contracts

		Effective
	Contracts	Average Hedge	% of Expected
	(CLP millions)(3)	Rate (USDCLP)	CLP Exposure(4)
2011	172,595	507	57%
2012	71,800	513	27%

(1)   Includes all forecasted operating, sustainable and eligible project capital expenditures.

(2)   Includes $301 million CAD contracts with a cap and floor of $1.01 and $1.11, respectively.

(3)   Includes CLP 146,100 million collar contracts that are an economic hedge of capital expenditures, primarily at our Pascua-Lama project with a cap and floor of 509 and 575, respectively.

(4)   Includes all forecasted operating, sustainable and forecasted project capital expenditures.

Management’s Discussion and Analysis

Fuel

For 2010, oil prices traded between $63 and $92 per barrel, averaged $80 per barrel and closed the year at $91 per barrel as the global economy returned to growth.

On average we consume approximately 3.8 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Volatility in crude prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to high oil prices. We currently have financial contracts in place totaling 4.7 million barrels, which represents 56% of our total estimated direct consumption in 2011 and 34% of our total estimated direct consumption over the following two years. Those contracts are primarily designated for our Nevada-based mines, and have average prices below current forward prices. In 2010, we recorded hedge losses in earnings of approximately $28 million on our fuel hedge positions (2009: $97 million loss; 2008: $33 million gain). Assuming market rates at the December 31, 2010 level of $91 per barrel, we expect to realize hedge gains of approximately $20 million in 2011 from our financial fuel contracts.

Financial Fuel Hedge Summary

	Barrels(1)		% of Expected
	(thousands)	Average Price	Exposure
2011	2,394	$94	56%
2012	1,273	83	38%
2013	1,068	78	30%
	4,735	$88	42%

(1)   Refers to contracts for a combination of WTI, ULSD, WTB, MOPS and JET. Products other than WTI have market prices in excess of WTI due to refining and location premiums. As a result, our average price on hedged barrels for 2011 – 2013 is $81 per barrel on a WTI-equivalent basis.

In 2011, we expect Barrick Energy to produce about 2.9 million boe. The net contribution from the Barrick Energy production is expected to provide a natural offset equivalent to about 1.0 million boe. The Barrick Energy contribution, along with our financial fuel hedges, provides hedge protection for approximately 92% of our estimated fuel consumption for 2011.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25% . The benchmark was kept at this level through 2010. We expect that short-term rates will remain at low levels through 2011 and into 2012, with the US Federal Reserve continuing to use monetary policy initiatives in an effort to keep long-term interest rates low and increase employment. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($4.0 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1.0 billion at December 31, 2010). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

The steep US yield curve has a significant impact on the net amount of interest expense since our debt issuances were set at predominantly 10-year and 30-year interest rates, while our cash and equivalents balances are generating interest income at much lower rates in the 1 to 90 day range.

If shorter term interest rates rise, this should result in us generating higher amounts of interest income on our cash balances, while our interest expense is largely at fixed rates and is therefore insensitive to increasing interest rates.

Management’s Discussion and Analysis

Financial and Operational Results

Summary of Financial Performance (1)

($ millions, except per share data in dollars)
For the years ended December 31	2010	2009	$ Change	% Change	2008
Sales	$11,211	$8,404	$2,807	33%	$7,913
Net income/(loss)	3,274	(4,274)	7,548	—	785
Per share(2)	3.32	(4.73)	8.05	—	0.90
Adjusted net income(3)	3,279	1,810	1,469	81%	1,661
Per share(2)	3.32	2.00	1.32	66%	1.90
EBITDA(3)	5,900	(2,563)	8,463	—	2,273
Adjusted EBITDA(3)	5,900	3,370	2,530	75%	2,273
Operating cash flow	4,127	(2,322)	6,449	—	2,254
Adjusted operating cash flow(3)	4,783	2,899	1,884	65%	2,254
Free cash flow(3)	$1,460	$541	$919	170%	$478

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	Calculated using weighted average number of shares outstanding under the basic method.
(3)

Adjusted net income, EBITDA, adjusted EBITDA, adjusted operating cash flow and free cash flow are non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see pages 78–85 of this MD&A.

In 2010, we recorded net income of $3,274 million compared to a net loss of $4,274 million in 2009, which included a $5,901 million charge related to the elimination of the gold sales contracts.

Adjusted net income was $3,279 million in 2010, compared to $1,810 million in 2009. The increases in net income and adjusted net income compared to 2009 were primarily driven by higher gold sales volumes and higher realized gold and copper prices. The increase in net income also reflects the $5,901 million charge related to the gold sales contracts recorded in 2009. The significant adjusting items in 2010 include: a $29 million gain related to the re-measurement of our 50% interest in Cerro Casale on closing the acquisition of an additional 25% interest in 2010; $32 million of unrealized non-hedge gains primarily relating to Chilean peso contracts; partially offset by $43 million in restructuring charges relating to costs for a long-term tire supply contract and severance arrangements and $34 million in unrealized foreign currency translation losses related to deferred income tax and working capital balances in our regional business units.

EBITDA was $5,900 million in 2010, compared to a loss of $2,563 million in 2009. The significant increase is primarily attributable to the $5,933 million pre-tax charge relating to the gold sales contracts recorded in 2009. Adjusted EBITDA was impacted by the same factors affecting net income and adjusted net income with the exception of income tax expense. Adjusted EBITDA, which excludes the impact of the gold sales contracts, was $5,900 million in 2010, a 75% increase compared to the total of $3,370 million in 2009.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Operating cash flow was an inflow of $4,127 million in 2010 compared to a cash outflow of $2,322 million in 2009. Operating cash flow reflects payments related to the settlement of gold sales contracts of $5,221 million in 2009 and $656 million in 2010. Adjusted operating cash flow, which excludes the impact of these payments, totaled $4,783 million in 2010 compared to $2,899 million in 2009. Adjusted operating cash flow in 2010 was positively affected by higher realized gold and copper prices and higher gold sales, partially offset by lower copper sales volumes.

Summary of Operating Performance(1)

($ millions, except per ounce/pound data in dollars)	Gold			Copper
For the years ended December 31	2010	2009	2008	2010	2009	2008
Production (000s oz/millions of lbs)(2)	7,765	7,397	7,657	368	393	370
Sales
000s oz/millions lbs	7,734	7,279	7,595	391	380	367
$ millions(3)	$9,742	$7,191	$6,656	$1,346	$1,155	$1,228
Market price(4)	1,225	972	872	3.42	2.34	3.15
Realized price(4),(5)	1,228	985	872	3.41	3.16	3.39
Cost of sales ($ millions)	3,799	3,431	3,426	433	444	436
Total cash costs(2),(4),(5)	457	464	443	$1.11	$1.17	$1.19
Net cash costs(2),(4),(5)	$341	$360	$337

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	Reflects our equity share of production.
(3)	Represents sales on a 100% consolidated basis.
(4)	Per ounce/pound weighted average.
(5)

Realized price, total cash costs and net cash costs are non-GAAP financial performance measures with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see pages 78–85 of this MD&A.

Sales

In 2010, sales totaled $11.2 billion, up 33% compared to the 2009 total of $8.4 billion, primarily due to higher realized gold and copper prices and higher gold and copper sales volumes. Realized gold prices of $1,228 per ounce in 2010 were up $243 per ounce compared to 2009, reflecting an increase in market gold prices, which averaged $1,225 per ounce in 2010, compared to $972 per ounce in 2009. Realized copper prices in 2010 were 8% higher than in 2009 as copper traded at record levels in 2010.

Cost of sales

Cost of sales applicable to gold was $3.8 billion in 2010, up 11%, compared to $3.4 billion in 2009. The increase reflects the impact of higher production and sales, partly offset by lower total cash costs. In 2010, cost of sales applicable to gold was outside our most recent guidance range of $3.5 billion to $3.6 billion due to higher gold sales volumes at our North American region in the fourth quarter.

Management’s Discussion and Analysis

Cost of sales applicable to copper was $433 million in 2010, down 2% compared to $444 million in 2009. The decrease reflects lower costs at Osborne in 2010, due to the divestiture at the end of third quarter 2010.

Total cash costs and net cash costs(3)

Gold total cash costs were $457 per ounce in 2010, down 2% compared to $464 per ounce in 2009. Higher royalties and production taxes, energy, consumables and maintenance costs were more than offset by higher mill grades, gold production and sales volumes which resulted in lower unit production costs. For the year, total cash costs per ounce were in line with the 2010 guidance range of $425 to $455 per ounce, and also in line with the most recent guidance of about $455 per ounce.

Copper total cash costs were $1.11 per pound in 2010, down 5% compared to $1.17 per pound in 2009. The decrease principally reflects lower direct operating costs at Zaldívar primarily due to lower sulfuric acid prices. In 2010, total cash costs per pound were within our most recent 2010 guidance range of $1.10 to $1.15 per pound.

Gold net cash costs were $341 per ounce in 2010, down 5% compared to $360 per ounce in 2009. The decrease reflects lower gold total cash costs per ounce and higher copper credits from Zaldívar and Osborne, mainly due to higher realized copper prices. In 2010, net cash costs per ounce were lower than our most recent guidance range of $350 to $360 per ounce, primarily due to higher realized copper prices.

Net cash margins

Net cash margins per ounce illustrate the trends in profitability and the impact of fluctuations in realized prices and net cash costs on our ability to generate earnings and operating cash flow.

Net cash margins per ounce increased 42% in 2010, largely due to the rise in gold prices in conjunction with the decrease in net cash costs.

Other operating expenses

Amortization expense was $1,149 million in 2010, up 13% compared to $1,016 million in 2009. The increase is primarily due to increased amortization charges in North America as Cortez Hills entered production in 2010 and in South America, where production and sales almost doubled at Veladero. Amortization expense per ounce was $127, up 4% compared to $122 in 2009.

Exploration expense was $180 million in 2010, up 28% compared to $141 million in 2009. The increase is primarily due to increased minesite and projects exploration. Project development expense was $153 million in 2010, up 80% compared to $85 million in 2009. The increase is primarily due to $63 million spent to update the feasibility study for Cerro Casale.

Other expense was $463 million in 2010, up 35% compared to $343 million in 2009. The increase is primarily due to $46 million in charges related to restructuring a long-term tire supply contract, $22 million in finance charges related to the remaining floating gold sales contracts, and $21 million in incremental community relations costs, partially offset by $25 million in reduced severance costs.

(3)          Total cash costs and net cash costs are non-GAAP financial performance measures with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 81 of this MD&A.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Interest expense

(in $ millions) For the years ended December 31	2010	2009
Interest costs
Incurred	410	326
Capitalized	(289)	(269)
Interest expensed	121	57

Interest expense was $121 million in 2010, up 112% compared to $57 million in 2009. The increase is primarily due to additional debt issued in Q4 2009 and imputed interest on deposits received for the silver sale agreement with Silver Wheaton.

Impairment Charges

Impairment charges were $7 million, compared to $277 million in 2009. The amount for 2009 included write-downs for Plutonic ($106 million) and Sedibelo ($158 million).

Income Tax

(Percentages) For the years ended December 31	2010	2009	2008
Effective tax rate on ordinary income	30%	29%	30%
Elimination of gold sales contracts	—	(48)%	—
Non-taxable goodwill impairment charges	—	2%	10%
Net currency translation (gains)/losses on deferred tax balances	—	(1)%	5%
Canadian functional currency election	—	(2)%	—
Impact of legislative amendment in Australia	(2)%	—	—
Dividend withholding tax	2%	—	—
Canadian tax rate changes	—	2%	—
Release of deferred tax valuation allowances	—	—	(7)%
Actual effective tax rate	30%	(18)%	38%

Our effective tax rate on ordinary income increased from 29% to 30% in 2010 primarily due to the impact of changes in the mix of production and on the mix of taxable income in the various tax jurisdictions where we operate. The more significant items impacting income tax expense in 2010 and 2009 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax liabilities with a carrying amount of approximately $25 million, Argentinean deferred tax liabilities with a carrying amount of approximately $106 million, and Australian and Papua New Guinea deferred tax liabilities with a carrying amount of approximately $144 million. In 2010 and 2009, the appreciation of the Canadian and Australian dollar against the US dollar, and the weakening of the Argentine peso against the US dollar resulted in net translation gains totaling $2 million and $40 million, respectively. These gains are included within deferred tax expense/recovery.

Impact of Legislative Amendments in Australia

In Australia, we elected to enter into the consolidated tax regime in 2004 (in 2002 for the former Placer Dome Inc. subsidiaries). At the time the elections were made, there were certain accrued gains that were required to be included in taxable income upon subsequent realization. In second quarter 2010, clarifying legislative amendments to the Australian consolidation tax rules were enacted. These amendments enabled us to reduce the inclusion of certain of these accrued gains, resulting in a permanent decrease in taxable income. The impact of the amendment is a current tax recovery of $78 million recorded in second quarter 2010.

Dividend Withholding Tax

In fourth quarter 2010, we recorded a $74 million dollar dividend withholding current tax expense in respect of funds available to be repatriated from a foreign subsidiary.

Canadian Functional Currency Election

In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time benefit of $70 million.

Canadian Tax Rate Changes

In fourth quarter 2009, a provincial rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $59 million, recorded as a component of deferred tax expense.

Chilean Income Tax

Following the earthquake in Chile in first quarter 2010, the government presented a package of certain tax increases to Congress for approval. With respect to corporate income taxes, a temporary first tier income tax increase from 17% to 20% in 2011, and 18.5% in 2012 was presented to and approved by Congress. The income tax changes were enacted in third quarter 2010, but do not result in any changes to income tax expense for the current year. We anticipate that the corporate income tax changes will result in an increase to income tax expense in 2011 of about $20 million.

Management’s Discussion and Analysis

Chilean Royalty

In October 2010, the Chilean government enacted legislation for a specific mining tax (“royalty”). Under this royalty, for new projects, the royalty rates would change from 5% of operating margin after depreciation to a range of 5%—14% based on the level of operating margin. For those companies currently operating under a stabilized regime (at 4% until 2017), the law contemplates an option to voluntarily, (i) apply a rate of 4%—9% for 2010—2012, then (ii) return the current stabilized rate of 0% or 4% until the current stability period ends, and (iii) obtain an extension of the stability period at rates in the range of 5%—14% for an additional 6 years. In January 2011, Barrick adopted the new royalty. The impact of adoption was a $26 million increase in 2010 income tax expense and an expected increase of about $15 million in 2011 income tax expense.

Mining Overview(1)

For the years ended December 31	2010	2009	% Change	2008
Gold
Ore tons mined (millions)	155	174	(11)%	182
Waste tons mined (millions)	539	555	(3)%	498
Total tons mined (millions)	694	729	(5)%	680
Ore tons processed (millions)	145	171	(15)%	191
Average grade (ozs/ton)	0.063	0.052	23%	0.047
Recovery rate	85.0%	83.2%	2%	84.4%
Gold produced (000s/oz)	7,765	7,397	5%	7,657
Copper
Ore tons mined (millions)	48	50	(4)%	45
Waste tons mined (millions)	24	30	(20)%	38
Total tons mined (millions)	72	80	(10)%	83
Ore tons processed (millions)	46	49	(6)%	44
Average grade (percent)	0.6	0.6	—	0.6
Copper produced (millions of lbs)	368	393	(6)%	370

(1)   The amounts presented in this table include the results of discontinued operations.

Production

Gold production in 2010 was 0.4 million ounces or 5% higher than in 2009, reflecting higher production in South America and North America, partially offset by lower production in Africa. Production of 7.8 million ounces was within our most recent guidance range of 7.6 to 7.8 million ounces. Copper production in 2010 was 6% lower than in 2009 due to lower production from Osborne as mining ceased in the third quarter, partially offset by higher production at Zaldívar. Production of 368 million pounds was slightly higher than our most recent guidance of approximately 360 million pounds.

Tons Mined and Tons Processed — Gold

Total tons mined decreased in 2010 by 5% and tons processed decreased by 15% when compared to 2009. The decreases were primarily due to decreased mining activity at Goldstrike, Ruby Hill, Veladero, Kalgoorlie and Buzwagi, partially offset by increased mining activity at Bald Mountain and Pierina. The decrease in ore tons processed was primarily due to fewer ore tons processed at Cortez and Bald Mountain. At Cortez, higher grade ore from both the underground and the open pit was processed in 2010, whereas in 2009, the ore was of lower grade and contained significant amounts of heap leach material. At Bald Mountain, mine sequencing resulted in less leach material being mined and more mine development waste stripping activities being undertaken. The decreased tons processed did not have any impact on overall production due to the increase in average head grades.

(1)   All amounts presented are based on equity production.

Average Mill Head Grades — Gold

Average mill head grades increased by approximately 23% in 2010 compared to 2009, primarily due to mine sequencing that resulted in higher ore grades from Cortez, Cowal and Veladero, partially offset by lower grades processed at Tulawaka and at Buzwagi, where suspension of a number of employees led to a period of processing lower grade stockpiles while replacement personnel were being hired. In general, reserve grades have been trending downwards in recent years, partly as a result of rising gold prices which make it economic to process lower grade material.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

(1)          All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.

Mineral Reserves and Mineral Resources Update(4)

At year-end 2010, we added 9 million ounces of proven and probable reserves. After depletion of 9 million ounces, proven and probable gold reserves remained unchanged at 139.8 million ounces, still the largest in the industry, based on an assumed $1,000 (5) per ounce gold price. The increase primarily reflects incremental reserves due to the acquisition of an additional 25% interest in Cerro Casale and reserve additions at Goldstrike, Cortez, Veladero and Ruby Hill, partially offset by a decrease as a result of disposition of our 26.1% interest in ABG.

Measured and indicated gold mineral resources increased by 24% to 76.3 million ounces and inferred gold mineral resources increased 18% to 37.2 million ounces based on a $1,200 per ounce gold price.

Copper reserves increased 7% to 6.5 billion pounds and measured and indicated resources increased 1% to 13.0 billion pounds, based on an assumed $2.00 per pound copper price. Contained silver within reported gold reserves is over one billion ounces.

Replacing gold and copper reserves depleted by production year over year is necessary in order to maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it takes many years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

Review of Operating Segments Performance

We report our results of operations using a geographical business unit approach, with producing mines concentrated in three regional business units: North America, South America and Australia Pacific. We also hold a 73.9% equity interest in ABG, which includes our previously held African gold mines and exploration properties. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing projects. This structure reflects how we manage our business and how we classify our operations for business planning and measuring performance.

In 2010, we revised the format of information provided to the Chief Operating Decision Maker to better reflect management’s view of the operations. The primary change involves the presentation of minesite exploration and project development, RBU costs and other expenses (income) as a component of Segment Income. Previously, these expenditures were monitored separately. Accordingly, we have revised our operating segment review to be consistent with those reporting changes, with restatement of comparative information to conform to the current period presentation.

North America

Summary of Financial and Operating Data

For the years ended December 31	2010	2009	% Change	2008
Total tons mined (millions)	396	397	—	360
Ore tons processed (millions)	44	64	(31)%	92
Average grade (ozs/ton)	0.084	0.053	58%	0.041
Gold produced (000s/oz)	3,110	2,810	11%	3,028
Cost of sales ($ millions)	$1,511	$1,421	6%	$1,517
Total cash costs (per oz)	$489	$504	(3)%	$493
Segment income ($ millions)(1)	$1,670	$897	86%	$618
Amortization ($ millions)	$444	$362	23%	$354
Segment EBITDA ($ millions)(2)	$2,114	$1,259	68%	$972
Capital expenditures ($ millions)	$489	$207	136%	$161

(1)          Segment income excludes income taxes.

(2)          EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 82 of this MD&A.

(4)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 163 170 of this Financial Report.

(5)          Reserves at Round Mountain have been calculated using an assumed price of $900 per ounce.

Management’s Discussion and Analysis

Segment EBITDA and segment income for 2010 were $2,114 million and $1,670 million, an increase of 68% and 86%, respectively, over 2009. The increases were primarily the result of higher realized gold prices and higher sales volume at lower total cash costs. Segment income was also impacted by higher amortization expense as a result of the Cortez Hills open pit entering production in early 2010.

Gold production for 2010 was 11% higher than 2009, and in line with the top end of our original regional guidance range of 2.95 to 3.10 million ounces. Higher production at Cortez was partially offset by lower production at Goldstrike, Hemlo, Ruby Hill and Golden Sunlight.

Production at Cortez increased by 120% over 2009, mainly as a result of the commencement of production at the Cortez Hills open pit operations in the first quarter of 2010. At Goldstrike, production for the year was down by 13% compared to 2009, primarily as a result of the planned partial shutdown of the autoclave facility which occurred during the second half of 2009 due to a decrease in ore suitable for acidic autoclaving, as well as mine sequencing that resulted in lower grade areas being mined in the first half of 2010. Hemlo’s production for the year decreased by 12% over the prior year due to the processing of lower grade ore. Ruby Hill’s production for the year decreased by 21% over the prior year due to increased waste stripping, which resulted in a decrease in ore tons available to process. Golden Sunlight was not in production in 2010 as it entered an extended redevelopment phase during 2009, but is expected to start production of gold again during the first quarter of 2011.

Cost of sales for 2010 increased by 6% over 2009, primarily as a result of higher royalties and production taxes, labor, consumables and energy costs. Over the same period, total cash costs per ounce were down 3% to $489, and were within our most recent regional guidance range of $480 to $500 per ounce. The increase in cost of sales was more than offset by higher production and sales volumes, particularly from the lower cost Cortez Hills operations, resulting in decreased total cash costs per ounce.

In 2011, we expect gold production to be in the range of 3.30 to 3.46 million ounces. Production is expected to be higher than 2010 primarily due to an increase in tons processed and higher average head grades from the Cortez Hills open pit mine and the recommencement of production at Golden Sunlight after a two-year period of mine development. This is expected to be partly offset by lower production at Goldstrike due to a significant waste stripping campaign and the processing of lower grade stockpile ore. Total gold cash costs are expected to be $425 to $450 per ounce and similar to the 2010 level of $429 per ounce on an IFRS basis.

Beyond 2010, we have identified various opportunities to add production within North America, including the potential of expanding our current Turquoise Ridge underground operation into a large scale open pit to mine low-grade mineralization; the Bald Mountain North Area expansion; and the use of thiosulphate technology at Goldstrike to extend the life of the autoclaves. We continue to progress evaluation of these opportunities to create value at our existing operations.

South America

Summary of Financial and Operating Data

For the years ended December 31	2010	2009	% Change	2008
Gold
Total tons mined (millions)	145	158	(8)%	151
Ore tons processed (millions)	67	70	(4)%	65
Average grade (ozs/ton)	0.039	0.036	8%	0.037
Gold produced (000s/oz)	2,120	1,889	12%	2,111
Cost of sales ($ millions)	$515	$499	3%	$531
Total cash costs (per oz)	$243	$265	(8)%	$251
Segment income ($ millions)(1)	$1,749	$1,111	57%	$1,031
Amortization ($ millions)	$165	$134	23%	$163
Segment EBITDA ($ millions)(2)	$1,914	$1,245	54%	$1,194
Capital expenditures ($ millions)	$199	$171	16%	$92
Copper
Copper produced (millions of lbs)	318	302	5%	295
Cost of sales ($ millions)	$345	$361	(4)%	$315
Total cash costs (per lb)	$1.09	$1.17	(7)%	$1.08
Segment income ($ millions)(1)	$648	$488	33%	$607
Amortization ($ millions)	$84	$76	11%	$66
Segment EBITDA ($ millions)(2)	$732	$564	30%	$673
Capital expenditures ($ millions)	$55	$33	67%	$62

(1)          Segment income excludes income taxes.

(2)          EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 82 of this MD&A.

Segment EBITDA and segment income for the gold segment for 2010 were $1,914 million and $1,749 million, an increase of 54% and 57%, respectively, over 2009. These increases were primarily as a result of higher realized gold prices and sales volumes at lower total cash costs.

Gold production for 2010 was 12% higher than 2009, and was within our regional guidance range of 2.11 to 2.25 million ounces. Production increased at Veladero, due to higher grade ore mined at both the Amable and Federico pits, as well as an increase in tons processed as a result of the

Barrick Financial Report 2010 | Management’s Discussion and Analysis

start-up of the crusher circuit expansion in the second half of 2009 and the overland conveyor in the first half of 2010. The increase at Veladero was partly offset by lower production at Pierina and Lagunas Norte. Production at Lagunas Norte decreased in the second half of 2010, as expected, due to a change in the mine plan, which resulted in the mining of lower grade ore in the second half of 2010.

As a result of rising gold prices, Pierina’s mine life has been extended to the end of 2014. Previously, Pierina was expected to stop producing in mid-2013.

In 2010, cost of sales attributable to the gold segment increased by 3% over 2009, primarily due to higher production and sales taxes and higher energy and maintenance costs. Total cash costs of $243 per ounce were within our most recent regional guidance range of $240 to $260 per ounce. The increase in cost of sales was more than offset by significantly higher production and sales volumes at Veladero due to the increase in average head grade and in tons processed and resulted in an 8% decrease from the prior year cash cost per ounce.

In 2011, we expect gold production to be in the range of 1.8 to 1.935 million ounces. Production is expected to be lower than 2010 primarily due to Veladero and, to a lesser extent, Lagunas Norte and Pierina. Mining activity at Veladero is expected to shift away from the higher grade areas of the Filo Federico pit to lower grade areas as anticipated in the life-of-mine plan. At Lagunas Norte, higher ore grades are expected to be more than offset by lower recoveries due to leaching of more carbonaceous materials as well as longer leach cycles compared to 2010. Total gold cash costs are expected to be $350 to $380 per ounce compared to $208 per ounce in 2010 on an IFRS basis. Total cash costs per ounce are expected to be higher in 2011 due to lower grades and inflation in Argentina.

Segment EBITDA and segment income for the copper segment for 2010 were $732 million and $648 million, an increase of 30% and 33%, respectively, over 2009. The increases were primarily as a result of higher realized copper prices, and sales volumes at lower total cash costs.

Copper production in 2010 was 5% higher than 2009, and was within our original guidance range of 305 to 325 million pounds, mainly due to increased tons processed and higher grades as a result of mining higher grade areas of the open pit and improved recoveries from the leach pad.

Total cash costs per pound decreased by 7%, compared to 2009 due to lower cost of sales and higher production and sales volumes. Total cash costs were within our original guidance range of $1.05 to $1.20 per pound.

We expect 2011 copper production to be around 300 million pounds and cash costs per pound to be in the range of $1.35 to $1.45 per pound. We expect cash costs to increase in 2011 due to the increase in the price of sulfuric acid and lower grades at Zaldívar.

Beyond 2010, we have identified various opportunities to add production within South America, including extending mining at Lagunas Norte as a result of incremental mineralization, which would improve output in future years and also extend the mine life by approximately 6 years. We have also identified the potential of mining primary sulfide mineralization at Zaldívar, which is situated below the current reserves and could extend the mine life by as much as 16 years. We continue to progress our evaluation of these opportunities to create value at our existing operations.

Australia Pacific

Summary of Financial and Operating Data(1)

For the years ended December 31	2010	2009	% Change	2008
Gold
Total tons mined (millions)	118	133	(11)%	147
Ore tons processed (millions)	27	30	(10)%	29
Average grade (ozs/ton)	0.082	0.075	9%	0.077
Gold produced (000s/oz)	1,939	1,950	(1)%	1,942
Cost of sales ($ millions)	$1,286	$1,134	13%	$1,051
Total cash costs (per oz)	$613	$581	6%	$550
Segment income ($ millions)(2)	$776	$315	146%	$267
Amortization ($ millions)	$251	$282	(11)%	$240
Segment EBITDA ($ millions)(3)	$1,027	$597	72%	$507
Capital expenditures ($ millions)	$289	$239	21%	$191
Copper
Copper produced (millions of lbs)	50	91	(45)%	75
Cost of sales ($ millions)	$88	$83	6%	$121
Total cash costs (per lb)	$1.18	$1.15	3%	$1.64
Segment income (loss) ($ millions)(2)	$104	$82	27%	$(35)
Amortization ($ millions)	$—	$—	$—	$—
Segment EBITDA ($ millions)(3)	$104	$82	27%	$(35)
Capital expenditures ($ millions)	$—	$6	—	$24

(1)          The amounts presented in this table include the results of discontinued operations.

(2)          Segment income includes income taxes related to Osborne only.

(3)          EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 82 of this MD&A.

Segment EBITDA and segment income for the gold segment for 2010 were $1,027 million and $776 million, an increase of 72% and 146%, respectively, over 2009. The increases were primarily as a result of higher realized gold prices.

Management’s Discussion and Analysis

Gold production for 2010 was slightly lower than 2009, and was within our regional guidance range of 1.85 to 2.0 million ounces. Higher production at Cowal and Kalgoorlie was offset by lower production at Kanowna, Porgera and Yilgarn. The divestiture of Henty in the second quarter of 2009 and cessation of mining at Osborne in July 2010 also contributed to the slightly lower year over year production.

Production at Cowal increased by 28% over 2009 due to the mining of higher grade ore. At Kalgoorlie, production increased 14% over 2009, due to mining in higher grade areas of the pit and higher mill throughput. Production at Kanowna decreased by 12% from 2009 as a result of lower underground tons mined as mining at Bullant was completed at the end of 2009, and as fewer open pit tons were mined in 2010. Production at Porgera decreased 6% from 2009 due to a water shortage from lack of adequate rainfall which impacted mill throughput and wall stability issues which restricted mining in higher grade zones. At Yilgarn, production decreased 11% due to lower ore grades processed and lower throughput due to a decrease in ore tons mined.

In 2010, cost of sales attributable to gold has increased by 13% over 2009, reflecting higher royalties and production taxes as gold prices traded at higher levels than in 2009, an increase in our effective Australian dollar currency hedge rates and higher labor and maintenance costs. Cost of sales also includes $104 million related to ore purchases processed at Granny Smith, compared to $29 million in 2009. These increases were partially offset by lower costs as a result of the disposal of the Henty mine in the first half of 2009. Total cash costs per ounce were up 6% to $613 over 2009, due to the same factors that affected cost of sales with the exception of the costs related to the ore purchases at Granny Smith, which are excluded from our calculation of total cash cost per ounce as the cost of producing these ounces is not indicative of our normal production costs. Total cash costs were within our most recent 2010 regional guidance range of $610 to $625 per ounce.

In 2011, we expect gold production to be in the range of 1.85 to 2.0 million ounces, which is consistent with 2010. Higher production is expected at Porgera due to the aforementioned pit wall stability issues and lack of adequate rainfalls that negatively impacted the process plant in 2010. Kalgoorlie and Cowal production is expected to decrease due to mining lower grade areas. Total gold cash costs are expected to be $610 to $635 per ounce compared to $576 per ounce in 2010 on an IFRS basis. Total cash costs per ounce are expected to be higher primarily due to labor inflation.

Both segment EBITDA and segment income for the copper segment for the year were $104 million, an increase of 27% over the prior year as a result of higher copper sales volume, due to the continued clearing of copper concentrate stockpiles, as well as shipping delays that moved the timing of 2009 production into 2010 sales.

Copper production for 2010 was down 45% compared to 2009 largely due to the cessation of operations in July 2010.

In 2010, cost of sales attributable to copper increased by 6% compared to 2009 as a result of higher sales volume, while total cash costs per pound were up 3%.

Beyond 2010, we have identified various opportunities to add gold production within Australia Pacific, including a potential expansion at Cowal that could extend the mine life by about 4 years and an expansion at Granny Smith.  We continue to progress our evaluation of these opportunities to create value at our existing operations.

African Barrick Gold(1)

Summary Financial and Operating Data

For the years ended December 31	2010	2009	% Change	2008
100% basis
Total tons mined (millions)	44	41	7%	22
Ore tons processed (millions)	8	7	14%	4
Average grade (ozs/ton)	0.094	0.114	(18)%	0.154
Gold produced (000s/oz)	701	716	(2)%	545
Cost of sales ($ millions)	$487	$377	29%	$327
Total cash costs (per oz)	$646	$545	19%	$560
Segment income ($ millions)(3)	$226	$143	58%	$94
Amortization ($ millions)	$119	$93	28%	$63
Segment EBITDA ($ millions)(4)	$345	$236	46%	$157
Capital expenditures ($ millions)	$131	$134	(2)%	$172
73.9% equity basis(2)
Total tons mined (millions)	35	41	(15)%	22
Ore tons processed (millions)	7	7	—	4
Average grade (ozs/ton)	0.094	0.114	(18)%	0.154
Gold produced (000s/oz)	564	716	(21)%	545
Cost of sales ($ millions)	$390	$377	3%	$327
Total cash costs (per oz)	$646	$545	19%	$560
Segment income ($ millions)(3)	$180	$143	26%	$94
Amortization ($ millions)	$95	$93	2%	$63
Segment EBITDA ($ millions)(4)	$275	$236	17%	$157
Capital expenditures ($ millions)	$104	$134	(22)%	$172

(1)          ABG reports its results under IFRS while we report our results under US GAAP. All figures represented in this table are prepared in accordance with US GAAP.

(2)          These amounts represent our equity share of results. The dilution of our ownership interest in ABG to approximately 73.9% impacts our operating statistics from second quarter 2010 onwards.

(3)          Segment income excludes income taxes.

(4)          EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 82 of this MD&A.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Segment EBITDA and segment income for 2010, on a 100% basis, were $345 million and $226 million, an increase of 46% and 58%, respectively, over 2009. The increases were primarily as a result of higher realized gold prices, partially offset by higher total cash costs. Segment income was also affected by higher amortization expense as a result of Buzwagi entering production in second quarter 2009.

Barrick’s equity interest in 2010 production came in slightly lower than the most recent regional guidance of 0.575 million ounces. The original guidance range was 0.65 to 0.69 million ounces (based on Barrick’s equity interest). Lower than originally expected production in 2010 was mainly due to mining equipment availability issues at Tulawaka and issues at Buzwagi, including the mining of lower grade transitional oxide ore and the impact of the actions taken in response to the discovery of widespread fuel theft at the mine site.

In 2010, cost of sales, on a 100% basis, increased by 29% over 2009, reflecting higher royalties and production taxes as gold prices traded at higher levels than 2009 along with higher labor, energy and maintenance costs. Compared to 2009, 2010 total cash costs per ounce were up 19% and was outside our regional guidance range of $620 to $640 per ounce. The increase in total cash costs was primarily due to higher costs at Buzwagi due to plant and equipment repair costs and higher total cash costs at North Mara due to higher drilling costs and higher waste tons mined.

In 2011, we expect equity gold production, reflecting our 73.9% ownership of ABG, to be in the range of 0.515 to 0.560 million ounces. Production is expected to be lower than 2010 as our effective full year share of production in 2010 was about 80%, due to the recognition of 100% ownership in the first quarter 2010 and 73.9% ownership for the remainder of the year. Buzwagi production is expected to be higher in 2011 due to successfully addressing production difficulties that arose in 2010 due to fuel theft. North Mara is expected to have lower production as the mine plan focuses on waste stripping at the Gokona pit, with production coming from lower grade stockpiles. Total gold cash costs are expected to be $590 to $650 per ounce compared to $570 per ounce in 2010 on an IFRS basis. Total cash costs per ounce are expected to be higher due to lower North Mara grades and an increase in energy, labor and contractor costs across most sites.

Beyond 2010, ABG has identified various opportunities to add production, including a potential underground zone at North Mara, the Bulyanhulu Upper East Zone; and at the Golden Ridge exploration property. ABG continues to progress its evaluation of these opportunities to create value at its existing operations and to develop acquired exploration properties.

Capital Projects

Summary Financial Data

($ millions)
For the years ended December 31	2010	2009	2008
Project expenses(1)	$100	$49	$140
Project expenses incurred by equity investees(2)	53	93	69
Total project expenses	153	142	209
Capital expenditures(3)
Buzwagi	—	52	273
Pascua-Lama	724	202	112
Pueblo Viejo	592	433	157
Subtotal	1,316	687	542
Capital commitments(4)	$1,253	$1,018	$552

(1)   Amounts presented represent our share of project development expense.

(2)   Amounts presented represent our share of project development expense from projects for which we use the equity accounting method, including Reko Diq, Kabanga, Donlin Creek and Cerro Casale (until March 31, 2010).

(3)   Amounts presented represent our share of capital expenditures on a cash basis.

(4)   Capital commitments represent purchase obligations as at December 31 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

We spent $153 million in project expenses and $1,316 million (our share) in capital expenditures in 2010. The increase in project expenses compared to 2009 primarily relates to increased spending at Cerro Casale, partially offset by decreased expenses at Reko Diq and Kabanga. Increases in capital expenditures compared to 2009 are primarily due to increased expenditures at our Pueblo Viejo and Pascua-Lama projects, partially offset by decreased expenditures at Buzwagi, as it entered production in 2009. Our 2011 expenditures are expected to increase due to continued construction activities at both the Pascua-Lama and Pueblo Viejo projects.

Project Updates

Pueblo Viejo

At the Pueblo Viejo project in the Dominican Republic, preproduction capital is expected to increase by 10–15% from the previous estimate to $3.3–$3.5 billion (100% basis). The increased capital cost estimate is largely due to higher labor, power supply, freight and steel product related costs as well as general inflation. In December, the Environmental Impact Assessment for the 240 kV power transmission line was approved allowing associated construction activities to commence. Alternative temporary power sources are being

Management’s Discussion and Analysis

secured which will allow project commissioning in the fourth quarter of 2011. First production is expected in the first quarter of 2012. Overall construction is about 50% complete, approximately 75% of the capital has been committed and all four of the autoclaves are on site and have been placed on their footings. About 80% of the planned concrete has been poured, 55% of the steel has been erected and more than 600,000 tons of ore have been stockpiled. Work continues toward achieving key milestones including the connection of power to the site. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000–675,000 ounces at total cash costs of $275–$300 per ounce.(6)

Pascua-Lama

At the Pascua-Lama project on the border of Chile and Argentina, pre-production capital is expected to increase by 10–20% to $3.3–$3.6 billion. Pressure on capital costs are primarily as a result of a stronger Chilean peso, labor, commodity and other input cost increases in both countries and higher inflation particularly in Argentina. First production is expected in the first half of 2013. Approximately 40% of the capital has been committed, detailed engineering and procurement are more than 90% complete and about 60% of the earthworks necessary for the process plant and mining support facilities have been moved. Construction of the power transmission line has commenced and the new access road is almost 75% complete. Development of the tunnel, which connects the mine in Chile and the process plant in Argentina, is progressing on both sides. Occupancy of the construction camps in Chile and Argentina continues to ramp up with more than 2,000 housed on site. Average annual gold production from Pascua-Lama is expected to be 750,000–800,000 ounces in the first full five years of operation at total cash costs of $20–$50 per ounce(7) based on a silver price of $16 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.

Cerro Casale

At the Cerro Casale project in Chile, the review of additional permitting requirements before considering a construction decision is progressing alongside discussions with the government and meetings with local communities and indigenous groups. Given the changed operating environment in Chile and the Company’s experience at Pascua-Lama, a review of the capital cost of the project has been initiated. Early indications suggest that the capital cost may be higher by about 20–25% from the previous estimate of $4.2 billion, which is based on the feasibility study completed in 2009 and reflects the impact of a stronger Chilean peso, higher labor, commodity and other input costs. An update will be provided by the end of the second quarter. Barrick’s 75% share of average annual production is anticipated to be about 750,000–825,000 ounces of gold and 170–190 million pounds of copper in the first full five years of operation at total cash costs of about $240–$260 per ounce(8) also based on the feasibility study completed in 2009. A $0.25 per pound change in the copper price would result in an approximate $50 per ounce impact on the expected total cash costs per ounce over the first full five years of operation.

Donlin Creek

At Donlin Creek, a large, undeveloped, refractory gold deposit in Alaska, a feasibility study on this 50% owned project was approved by the Board of Donlin Creek LLC in second quarter 2009. Further optimization studies are underway, primarily focused on the potential to utilize natural gas to reduce operating costs. The feasibility study revisions, inclusive of updated costs are expected to be completed in the third quarter of 2011 for consideration by the Board of Donlin Creek LLC.

Reko Diq

Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Balochistan, in which we hold a 37.5% interest. The initial mine development feasibility study and the environmental and social impact assessment are both complete. The feasibility study indicates pre-production capital of approximately $3.3 billion (100% basis) based on a 120,000 ton-per-day processing plant, which is capable of future expansions. Barrick’s share of average annual production for the first five full years is expected to be about 100,000 ounces of gold at total cash costs of $420–$450 per ounce and 150–160 million pounds of copper at total cash costs of about $1.00–$1.10 per pound. A copy of the feasibility study has been delivered to the Government of Balochistan (“GOB”) in accordance with the terms of the joint venture agreement to which the GOB is a party. Currently, the Supreme Court

(6)   Based on gold price and oil price assumptions of $1,100 per ounce and $85 per barrel, respectively.

(7)   In addition to silver price assumption, based on a gold price and oil price assumption of $1,100 per ounce and $85 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 500:1

(8)   Based on a gold price, copper price and oil price assumptions of $1,100 per ounce, $2.75 per pound and $85 per barrel, respectively, and a Chilean peso foreign exchange rate of 500:1.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

of Pakistan is hearing several constitutional petitions which, among other things, challenge the GOB’s right to grant a mining lease to the project company. On February 3, 2011, the Supreme Court issued an interim order providing, among other things, that the GOB may not take any decision in respect of the grant or otherwise of a mining lease to the project company until the matters before the Supreme Court are decided. The project company filed its application for the mining lease on February 15, 2011.

Kabanga

Barrick holds a 50% interest in the Kabanga project located in Tanzania, which is one of the world’s largest undeveloped nickel sulfide deposits. Xstrata Nickel is currently the operator of this project. Expenditures are funded equally by Xstrata Nickel and Barrick. A peer review of the draft Social, Environmental Impact Assessment report was completed and the report is being revised concurrently with the draft feasibility study report. Both reports are now expected to be submitted in the first half of 2011.

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)
As at December 31	2010	2009
Total cash and equivalents	$3,968	$2,564
Non-cash working capital	1,806	1,473
Non-current assets	26,209	22,137
Other assets	1,339	901
Total Assets	33,322	27,075
Non-current liabilities excluding adjusted debt	3,421	2,827
Adjusted debt(1)	6,392	6,919
Other liabilities	2,775	1,782
Total Liabilities	12,588	11,528
Total shareholders’ equity	19,065	15,063
Non-controlling interests	1,669	484
Total Equity	$20,734	$15,547
Dividends	436	369
Net debt(1)	$2,542	$4,355
Total common shares outstanding (millions of shares)(2)	999	984
Key Financial Ratios:
Current ratio(3)	2.86:1	2.79:1
Adjusted debt-to-equity(4)	0.34:1	0.46:1
Net debt-to-equity(5)	0.13:1	0.29:1
Return on equity(6)	19%	12%

(1)   Adjusted debt and net debt are non-GAAP financial performance measures with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 84 of this MD&A.

(2)   Total common shares outstanding do not include 8,432,418 stock options. The increase from December 31, 2009 is due to exercise of stock options and the conversion of debentures.

(3)   Represents current assets divided by current liabilities as at December 31, 2010 and December 31, 2009.

(4)   Represents adjusted debt divided by total shareholders’ equity as at December 31, 2010 and December 31, 2009.

(5)   Represents net debt divided by total shareholders’ equity as at December 31, 2010 and December 31, 2009.

(6)   Represents adjusted net income divided by average shareholders’ equity as at December 31, 2010 and December 31, 2009.

Balance Sheet Review

Total assets were $33.3 billion in 2010, an increase of $6.2 billion or 23% compared to 2009. The increase primarily reflects an increase in property, plant and equipment, largely due to the impact of acquisitions and capital expenditures, and cash and equivalents. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions, production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Management’s Discussion and Analysis

Total liabilities increased by $1.1 billion or 9% compared to 2009, as an increase in asset retirement obligations and derivative liabilities was partially offset by a reduction in adjusted debt, due to the repayment of the remaining settlement obligation in gold sales contracts and the conversion of convertible debentures into common shares in fourth quarter 2010.

Sources and Uses of Net Debt

($ millions)
For the years ended December 31	2010	2009
Operating activities
Adjusted operating cash flow	$4,783	$2,899
Settlement of gold sales contracts	(656)	(5,221)
Total operating inflows (outflows)	4,127	(2,322)
Investing activities
Capital expenditures–minesite sustaining	(1,077)	(784)
Capital expenditures–minesite expansionary(1)	(242)	(60)
Capital expenditures–projects(1)	(2,004)	(1,514)
Acquisitions	(813)	(101)
Other investing activities	(36)	44
Total investing outflows	(4,172)	(2,415)
Financing activities (excluding debt)
Proceeds from public issuance of common shares by a subsidiary	884	—
Common share offering	—	3,885
Dividends	(436)	(369)
Funding from non-controlling interests	114	304
Deposit on silver sale agreement	137	213
Other financing activities	102	39
Total financing inflows	801	4,072
Repayment with restricted cash	—	(113)
Other non-cash movements	(75)	(33)
Conversion of convertible debt	281	—
Settlement (recognition) of obligation to close out gold sales contracts	656	(655)
Adjustment for Pueblo Viejo financing (partner’s share), net of cash	195	—
Net decrease (increase) in net debt	1,813	(1,466)
Net debt at beginning of period	(4,355)	(2,889)
Net debt at end of period	$(2,542)	$(4,355)

(1)   The amounts include capitalized interest of $281 million (2009: $257 million).

Net debt decreased to $2.5 billion, and our net debt-to-equity ratio decreased to 0.13:1 during the year. The majority of our outstanding long-term debt matures at various dates beyond 2013, with approximately $774 million repayable in the period 2011 to 2013. In addition, counterparties to debt and derivative instruments do not have unilateral discretionary rights to accelerate repayment at earlier dates; therefore we are largely protected from short-term liquidity fluctuations.

Shareholders’ Equity

Outstanding Share Data

As at January 28, 2011	Number of shares
Common shares	998,546,376
Stock options	8,432,418

Dividend Policy

In 2010, we increased our annual dividend from $0.40 per common share to $0.48 per common share and we also moved from a semi-annual dividend to a quarterly dividend. This 20% increase in dividends reflects our ability to generate substantial cash flows from our operations in a high gold price environment. With strong cash flow and the industry’s only A-rated balance sheet, we determined that we have the financial resources to return additional value to shareholders while still investing in advanced projects. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy quarterly based on our current and projected liquidity profile, and capital requirements for capital projects and potential acquisitions.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In 2010, other comprehensive income was $476 million on an after-tax basis consisting primarily of gains of $612 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices; reclassification adjustments totaling $104 million for gains on hedge contracts designated for 2010 that were transferred to earnings in 2010; $12 million transferred to earnings related to gains recorded on the sale of shares in various investments in junior mining companies; $69 million of gains recorded as a result of changes in the fair value of investments held during the year; and $22 million in gains for currency translation adjustments on Barrick Energy.

Included in accumulated other comprehensive income at December 31, 2010 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling

Barrick Financial Report 2010 | Management’s Discussion and Analysis

$784 million. The balance primarily relates to currency hedge contracts which are designated against operating costs and capital expenditures mostly over the next three years and are expected to help protect against the impact of the strengthening of the Australian and Canadian dollar against the US dollar. These hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

Financial Position

We maintained a sound financial position in 2010 despite the market turbulence that has been experienced over the past three years. This is illustrated by our significant cash and working capital balances and our relatively low debt-to-equity and debt to total capitalization ratios as at December 31, 2010.

Our sound financial position is reflected in the fact that we have the only A-rated balance sheet in the gold mining industry as measured by S&P. Our credit ratings, as established by S&P and Moody’s, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.

Credit Rating from Major Rating Agencies

At January 28, 2011:
Standard and Poor’s (“S&P”)	A–
Moody’s	Baa1

The key factors impacting our financial position, and therefore our credit rating, include the following:

•  Our market capitalization and the strength of our balance sheet, including the amount of net debt and our net debt-to-equity ratio (refer to balance sheet review section of this MD&A for discussion of key factors impacting these measures in 2010);

•  Our net cash flow, including cash generated by operating activities (refer to liquidity and cash flow section of this MD&A for discussion of key factors impacting these measures in 2010);

•  Expected capital expenditure requirements (refer to the outlook section of this MD&A for a discussion of key factors impacting these measures in future periods);

•  The quantity of our gold reserves (refer to page 166 for more information); and

•  Our geo-political risk profile.

Liquidity and Cash Flow

Total cash and cash equivalents at the end of 2010 were $4.0 billion(9). At year end, our cash position consisted of a mix of term deposits, treasury bills and money market investments. We also have a $1.5 billion credit facility available as a source of financing and we may raise new financing for projects, acquisitions, or for other purposes on an as needed basis.

Cash Summary

As at December 31	2010	2009
US dollars	$3,692	$2,392
Canadian dollars	36	71
Australian dollars	29	57
Other	211	44
	$3,968	$2,564

One of our primary ongoing sources of liquidity is operating cash flow. In 2010, we generated $4.1 billion in operating cash flow, compared to a $2.3 billion operating cash outflow in 2009. Operating cash flow reflects payments related to the settlement of gold sales contracts of $5.2 billion in 2009 and $656 million in 2010. Adjusted operating cash flow, which excludes the impact of these payments, totaled $4.8 billion in 2010, an increase of 65% compared to 2009. The increase in adjusted operating cash flow was primarily due to growing cash margins with the rise in realized gold and copper prices and higher gold sales, partially offset by higher income taxes paid.

Non-cash Working Capital

($ millions)
For the years ended December 31	2010	2009
Inventories(1)	$2,958	$2,336
Other current assets	648	320
Accounts receivable	346	251
VAT and fuel tax receivables(2)	329	285
Accounts payable and other current liabilities	(2,475)	(1,719)
Non-cash working capital	$1,806	$1,473

(1)   Includes long-term stockpiles of $1,106 million (2009: $796 million).

(2)   Includes long-term VAT and fuel tax receivables of $138 million (2009: $124 million).

(9)   Includes $401 million cash held at ABG, which may not be readily deployed outside ABG. It also includes $296 million held at Pueblo Viejo as a result of the first draw on the project financing. These funds are to be used to fund the further construction of the project and are not readily deployable by Barrick for other purposes.

Management’s Discussion and Analysis

Adjusted operating cash flow was also impacted by a $333 million increase in non-cash working capital. The increase in non-cash working capital primarily relates to an increase in inventories, partially offset by an increase in accounts payable and other current liabilities. The increase in inventory related to approximately $400 million increase in ore in stockpiles, primarily at Cortez, Goldstrike and Porgera.

The principal uses of 2010 adjusted operating cash flow were settlement of gold sales contracts, sustaining capital expenditures, construction activities at capital projects, acquisitions, and dividend payments.

In 2010, our adjusted operating cash flow was $4.8 billion. Assuming we are able to sustain this level of cash generation, dividends at current rates totaling about $0.5 billion per year and minesite sustaining capital expenditures of about $1.0 billion, $3.3 billion per year would be available for investment in capital projects, minesite expansion opportunities and acquisitions. The most significant factor impacting whether this level of cash generation is sustainable is market gold and copper prices. Over the next three years, we expect to spend an average of $0.5 billion per year on minesite expansion projects and a total of $2.8 billion to fund the remaining construction activities at Pueblo Viejo and Pascua-Lama. For Pueblo Viejo, we expect to fund about $250 million of the remaining spend from the future proceeds of the project financing. At Pascua-Lama, we expect to fund remaining construction activities with up to $1.25 billion from new project financing and $275 million from future proceeds of the Silver Wheaton Agreement.

Investments in capital projects and acquisitions are subject to an internal capital allocation review prior to proceeding with new expenditures. This review entails an assessment of our overall liquidity, the overall level of investment required, and the prioritization of investments. The assessment also takes into account expected levels of future operating cash flow and the cost and availability of new financing. A decline in market gold prices and/or copper prices could impact the timing and amount of future investment in capital projects and/or other uses of capital.

Alternatives for sourcing our future capital or other liquidity needs include other credit facilities, future operating cash flow, sale of non-core assets, project financings and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources for our capital needs.

Cash used in investing activities amounted to $4,172 million in 2010, an increase of $1,757 million compared to 2009, primarily due to total capital expenditures of $3,323 million, which includes capitalized interest, the $447 million related to the acquisition of an additional 25% interest in Cerro Casale in the first quarter and $264 million related to the acquisitions by Barrick Energy in the second and third quarter.

Capital Expenditures(1),(2)

($ millions)
For the years ended December 31	2010	2009	2008
Capital expenditures – projects
Buzwagi(3)	$—	$52	$273
Pascua-Lama	724	202	112
Pueblo Viejo	592	433	157
Cortez Hills	19	278	155
Kainantu	—	—	4
Sedibelo	—	—	38
Subtotal(4)	$1,335	$965	$739
Capital expenditures attributable to non-controlling interests(5)	394	292	104
Total project capital expenditures	$1,729	$1,257	$843
Minesite expansionary capital expenditures
Golden Sunlight	$49	$37	$—
Goldstrike	3	—	—
Veladero(6)	23	23	—
Cortez	20	—	—
Bald Mountain	139	—	—
South Arturo	2	—	—
Total capital expenditures – minesite expansionary	$236	$60	$—
Sustaining capital expenditures
North America	$270	$170	$161
South America	231	181	154
Australia Pacific	289	245	215
African Barrick Gold	131	134	172
Other(7)	156	54	40
Subtotal
Total capital expenditures – minesite sustaining	$1,077	$784	$742
Capitalized interest	281	257	191
Total	$3,323	$2,358	$1,776

(1)   The amounts presented in this table include the results of discontinued operations.

(2)   These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.

(3)   Buzwagi entered into production as of May 1, 2009. Capital expenditures from May onwards have been reflected in minesite sustaining, although construction continued until third quarter 2009.

(4)   On an accrual basis, our share of project capital expenditures is $1,791 million including capitalized interest.

(5)   Amount reflects our partner’s share of expenditures at the Pueblo Viejo project on a cash basis.

(6)   These amounts include capital expenditures related to the development of a new pit at our Veladero mine.

(7)   These amounts include $86 million of capital expenditures at Barrick Energy (2009: $32 million and 2008: $15 million).

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Cash provided by financing activities for 2010 was $1,434 million. The significant financing activities in 2010 included $884 million in proceeds from public issuance of common shares by ABG in the first quarter 2010 and the drawdown of $782 million of Pueblo Viejo project financing in second quarter 2010. These amounts were partially offset by dividend payments of $436 million and debt repayments of $149 million. This compares to financing inflows in 2009 of $5,829 million largely from the proceeds from the Common Share offering of $3,885 million and debt proceeds of $2,154 million, partially offset by debt repayments of $397 million and dividend payments of $369 million.

Financial Instruments

We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 20 to our consolidated financial statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 20 to our consolidated financial statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 21 to our consolidated financial statements.

Counterparty Risk

Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:

•                  Entering into derivatives with high credit-quality counterparties;

•                  Limiting the amount of exposure to each counterparty; and

•                  Monitoring the financial condition of counterparties.

As of December 31, 2010, we had 23 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties in a net asset position (total balance attributable to the counterparties is $899 million), two hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 17% (or $154 million). For those counterparties in a net liability position (total balance attributable to the counterparties is $52 million), one holds greater than 10% of our mark-to-market liability position, with the largest counterparty holding 93% (or $49 million). On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

Management’s Discussion and Analysis

Summary of Financial Instruments

As at and for the year ended December 31, 2010

Financial	Principal/		Associated
Instrument	Notional Amount		Risks
Cash and equivalents	$ 3,968 million		• Interest rate • Credit
Accounts receivable	$ 346 million		• Credit
Available-for-sale securities	$ 171 million		• Market
Accounts payable	$ 1,511 million		• Interest rate
Long-term debt	$ 6,705 million		• Interest rate
Restricted share units	$ 153 million		• Market
Deferred share units	$ 9 million		• Market
Performance restricted share units	$ 11 million		• Market
Derivative instruments – currency contracts	CAD CLP AUD	372 million 244,395 million 4,217 million	• Credit • Market/liquidity
Derivative instruments – copper contracts	207 million lbs		• Market/liquidity • Credit
Derivative instruments – energy contracts	Fuel Propane	4.7 million bbls 19 million gallons	• Market/liquidity • Credit
Derivative instruments – interest rate contracts	Pay float interest rate swaps Receive float interest rate swaps Receive float interest rate swaptions	($200) million $ 100 million $ 200 million	• Credit • Market/liquidity
Non-hedge derivatives	various		• Market/liquidity • Credit

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from preliminary exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles. Two projects were at an advanced stage at December 31, 2010, namely Pueblo Viejo and Pascua-Lama (refer to pages 63–64 for further details).

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Contractual Obligations and Commitments

	Payments due
($ millions)						2016 and
As at December 31	2011	2012	2013	2014	2015	thereafter	Total
Long-term debt(1)
Repayment of principal	$—	$120	$603	$426	$176	$5,308	$6,633
Capital leases	18	17	16	10	8	3	72
Interest	373	372	363	337	309	3,838	5,592
Asset retirement obligations(2)	89	100	70	48	83	1,456	1,846
Operating leases	12	10	8	7	7	35	79
Restricted share units	60	93	—	—	—	—	153
Pension benefits and other post-retirement benefits	26	26	34	26	25	119	256
Derivative liabilities(3)	215	2	7	10	12	32	278
Purchase obligations for supplies and consumables(4)	595	185	134	105	93	337	1,449
Capital commitments(5)	1,333	69	1	—	—	—	1,403
Social development costs	11	3	16	3	6	72	111
Total	$2,732	$997	$1,252	$972	$719	$11,200	$17,872

(1)          Long-term Debt and Interest–Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2010. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

(2)          Asset Retirement Obligations–Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

(3)          Derivative Liabilities–Amounts presented in the table relate to derivative contracts disclosed under notes 2 and 20 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

(4)          Purchase Obligations for Supplies and Consumables–Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

(5)          Capital Commitments–Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2010 mainly relate to construction capital at Pueblo Viejo and Pascua-Lama.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 30 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Management’s Discussion and Analysis

Review of Quarterly Results

Quarterly Information(1)

	2010				2009
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	$3,033	$2,811	$2,731	$2,636	$2,452	$2,096	$2,029	$1,827
Realized price – gold(2)	1,368	1,237	1,205	1,114	1,119	971	931	915
Realized price – copper(2)	3.99	3.39	2.93	3.29	3.44	2.90	3.18	2.93
Cost of sales	1,110	1,076	1,072	1,041	1,013	971	975	955
Net income/(loss)(4)	896	837	783	758	215	(5,350)	492	371
Per share (dollars)(3),(4)	0.90	0.85	0.79	0.77	0.22	(6.07)	0.56	0.42
Adjusted net income(5)	947	829	759	741	604	473	431	298
Per share (dollars)(3),(4)	0.95	0.84	0.77	0.75	0.61	0.54	0.49	0.34
EBITDA(5)	1,635	1,542	1,328	1,395	794	(4,946)	943	648
Operating cash flow	781	1,276	1,019	1,051	(4,300)	911	718	349
Adjusted operating cash flow(5)	$1,437	$1,276	$1,019	$1,051	$921	$911	$718	$349

(1)          The amounts presented in this table include the results of discontinued operations.

(2)          Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 83 of this MD&A.

(3)          Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

(4)          Sum of all the quarters may not add up to the yearly total due to rounding.

(5)          Adjusted net income, EBITDA and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see pages 78 – 82 of this MD&A.

Our financial results for the last eight quarters reflect: volatile spot gold and copper prices that impact realized sales price and generally higher gold and copper production costs mainly caused by inflationary pressures. The net loss realized in third quarter 2009 includes a $5.9 billion charge relating to a decision to eliminate our gold sales contracts.

Fourth Quarter Results

In fourth quarter 2010, we reported net income and adjusted net income of $896 million and $947 million, respectively, compared to $215 million and $604 million, respectively, in fourth quarter 2009.

The increases in both net income and adjusted net income were as a result of record high gold and copper prices and higher gold sales volume, partially offset by lower copper sales volume and higher total cash costs for gold and copper.

In fourth quarter 2010, we sold 1.83 million ounces of gold and 103 million pounds of copper, compared to 1.8 million ounces of gold and 118 million pounds of copper in fourth quarter 2009. Sales in fourth quarter 2010 were higher than the same prior year period reflecting higher market prices for both copper and gold and higher gold sales volumes. In fourth quarter 2010, cost of sales was $1,110 million or $486 per ounce on a total cash cost basis, an increase of $97 million and $21 per ounce, respectively, from fourth quarter 2009. Cost of sales was impacted by higher sales volume in fourth quarter 2010, compared to fourth quarter 2009. Total gold cash costs were slightly higher, as the regional production mix shifted to our higher cost regions in fourth quarter 2010. In fourth quarter 2010, net cash costs increased by $16 per ounce to $326 per ounce, compared to $310 per ounce in fourth quarter 2009, reflecting higher cash costs, partially offset by higher copper credits.

Operating cash flow in fourth quarter 2010 was $781 million, a significant increase from fourth quarter 2009. Fourth quarter operating cash flow reflected the cost of settling the gold sales contracts of $656 million and $5,221 million in 2010 and 2009, respectively.

Adjusted operating cash flow in fourth quarter 2010, which excludes the cost of settling the gold sales contracts, was $1,437 million, a 56% increase over fourth quarter 2009, reflecting higher market prices for gold and copper and an increase in gold sales volumes.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

US GAAP Critical Accounting Policies and Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Accounting Changes Implemented in 2010

Amendments to Accounting for Variable Interest Entities (“VIEs”)

In second quarter 2009, the FASB issued an amendment to its guidance on VIEs which makes significant changes to the model for determining which entity should consolidate a VIE and how often this assessment should be performed. Based on our assessment, these changes do not have an impact on the accounting for our existing VIEs. We have updated our financial statement notes to reflect the increased disclosure requirements (note 2b).

Future Accounting Policy Changes

We have not identified any changes in US GAAP that may have a significant impact on our future financial statements. With the transition to reporting under IFRS in 2011, new US GAAP pronouncements effective from 2011 onwards do not impact our 2010 financial statements prepared in accordance with US GAAP.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable. It is not expected that the 2011 conversion to IFRS described on page 85 will impact the effectiveness of the internal control over financial reporting and disclosure in the upcoming year.

Management’s Discussion and Analysis

The management of Barrick, at the direction of our chief executive and financial officers, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report and have concluded that they were effective at a reasonable assurance level.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2010 will be included in Barrick’s 2010 Annual Report and its 2010 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold and copper reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold and copper reserves, in accordance with the principles in Industry Guide No. 7, issued by the SEC is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold and copper production could differ from expected gold and copper production based on reserves, and an adverse change in gold or copper prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and gold, silver and copper recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market mineral prices, because the mineral price assumption used in preparing reserve estimates is calculated based on the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the mineral price assumption used to measure reserves has also been rising.

The gold price assumption was $1,000(10) per ounce in 2010 (2009: $825 per ounce; 2008: $725 per ounce). The copper price assumption was $2.00 per pound in 2010 (2009: $2.00 per pound; 2008: $2.00 per pound).

The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:

(i)             Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and

(ii)          Reserves at underground mines are often more sensitive to mineral price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

(10)    Reserves at Round Mountain have been calculated using an assumed price of $900 per ounce.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Impact of Historic Changes in Reserve Estimates on Amortization for the years ended December 31

	2010		2009
	Reserves	Amortization	Reserves	Amortization
	increase	increase	increase	increase
($ millions, except reserves in millions of contained oz/pounds)	(decrease)(1)	(decrease)	(decrease)(1)	(decrease)
Gold
North America	5.7	$(13)	9.6	$(32)
Australia Pacific	1.6	3	0.3	(11)
African Barrick Gold	(0.8)	—	(0.5)	(2)
South America	0.8	4	13.5	(9)
Total Gold	7.3	$(6)	22.9	$(54)
Copper
Australia Pacific	30	$—	(153)	$(3)
South America	308	6	1,023	(13)
Total Copper	338	$6	870	$(16)

(1)          Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. We then use those updated reserve estimates to calculate amortization expense in the following fiscal year on assets which use the units-of-production method of amortization. Reserve changes presented were calculated as at the end of 2009 and 2008 and are in millions of contained ounces/pounds.

Long- Lived Asset and Goodwill Impairment Evaluations

Producing Mines and Development Projects

On an annual basis, as at October 1, and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit has been reduced below its carrying amount, we evaluate the carrying amount of goodwill for potential impairment by comparing its fair value to its carrying amount. We also evaluate the long-lived assets of a reporting unit for potential impairment when events or changes in circumstances indicate that its fair value has been reduced below its carrying amount by comparing that reporting unit’s undiscounted cash flows to its carrying amount (referred to as a “screen test”). When a potential long-lived asset impairment is identified as a result of the screen test, the amount of impairment is calculated by comparing its fair value to its carrying amount.

There is no active market for our reporting units. Consequently, when assessing a reporting unit for impairment, we use an income approach (being the net present value of expected future cash flows from our LOM plans, or net asset value (“NAV”) of the relevant reporting unit) to determine the fair value we could receive for the reporting unit in an arm’s length transaction at the measurement date. For our gold reporting units, we apply a market multiple to the NAV in order to assess their estimated fair value. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of an operating gold mine.

Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology we use to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. Other significant estimates employed in our assessment of fair value include short-term and long-term metal prices, foreign exchange rates, the price of oil, weighted average cost of capital used in discounting and the NAV multiple. For further information on these estimates refer to note 17 of our consolidated financial statements.

In fourth quarter 2010, we conducted our annual goodwill impairment test on all of our reporting units to which goodwill has been assigned, by comparing their estimated fair value to their carrying amounts. We did not record any goodwill impairments at any of our mine sites.

Management’s Discussion and Analysis

Exploration Property

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we determine that a potential impairment condition may exist, we compare the sum of the undiscounted cash flows expected to be generated from the project to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair value. For projects that do not have reliable cash flow projections, a market approach is applied.

Intangible Asset

Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are reviewed annually for impairment. We also review and test the carrying amounts of all intangible assets when events or changes in circumstances suggest that their carrying amount may not be recoverable. Based on the review, we noted that there were no indications of impairment in 2010.

Production Stage

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of ounces mined versus total ounces in reserves; (2) the amount of ore tons mined vs. total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Fair Value of Asset Retirement Obligations (“AROs”)

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our consolidated financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that ultimately impact

Barrick Financial Report 2010 | Management’s Discussion and Analysis

the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

At our operating mines, we continue to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.

AROs

($ millions)
As at December 31	2010	2009
Operating mines	$1,186	$958
Closed mines	210	208
Development projects	95	40
Other	36	24
Total	$1,527	$1,230

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Valuation Allowances

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of valuation allowances, has been rising market gold prices. A continuation of a trend of higher gold prices could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release. Conversely, a decline in market gold prices could lead to an increase in valuation allowances and a corresponding increase in income tax expense.

In 2010, we released $129 million of valuation allowances primarily because sources of income became available that enabled tax losses and US Alternative Minimum Tax (“AMT”) credits to be realized.

Management’s Discussion and Analysis

Valuation Allowances

($ millions)
As at December 31	2010	2009
Australia	$104	$11
Argentina	97	119
Barbados	73	69
Canada	52	45
Tanzania	30	30
Chile	20	22
United States	7	136
Other	42	49
Total	$425	$481

Chile, Argentina, Tanzania and Other: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the valuation allowances.

Canada: most of the valuation allowances relate to tax pools which can only be utilized by income from specific sources.

Australia: most of the valuation allowances relate to capital losses that can only be utilized if any capital gains are realized.

Non-GAAP Financial Performance Measures(11)

Adjusted Net Income (Adjusted Net Income per Share) and Return on Equity

Adjusted net income is a non-GAAP financial measure which excludes the following from net income:

•                  Elimination of gold sales contracts;

•                  Non-recurring tax adjustments;

•                  Impairment charges related to goodwill, property, plant and equipment, and investments;

•                  Gains/losses on acquisitions/dispositions;

•                  Foreign currency translation gains/losses;

•                  Non-recurring restructuring costs; and

•                  Unrealized gains/losses on non-hedge derivative instruments

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because the elimination of gold sales contracts, non-recurring tax adjustments, impairment charges, gains/losses on asset acquisitions/dispositions and non-recurring restructuring charges do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts. Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

We also present return on equity as a measure which is calculated by dividing adjusted net income by average shareholders’ equity. Management believes this to be a useful indicator of the Company’s performance.

Adjusted net income and return on equity are intended to provide additional information only and do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.

(11)  The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Reconciliation of Net Income to Adjusted Net Income and Return on Equity(1)

				For the three months
	For the years ended December 31			ended December 31
($ millions, except per share amounts in dollars)	2010	2009	2008	2010	2009
Net income (loss)	$3,274	$(4,274)	$785	$896	$215
Elimination of gold sales contracts	—	5,901	—	—	241
Non-recurring tax adjustments	(4)	59	—	74	59
Impairment charges related to intangibles, property, plant and equipment, and investments	5	259	899	—	102
Gains on acquisitions/dispositions(2)	(41)	(85)	(178)	(10)	(1)
Foreign currency translation (gains)/losses(3)	34	(95)	135	(11)	(22)
Restructuring costs	43	15	—	3	6
Unrealized (gains)/losses on non-hedge derivative instruments	(32)	30	20	(5)	4
Adjusted net income	$3,279	$1,810	$1,661	$947	$604
Net income per share(4)	3.32	(4.73)	0.90	0.90	0.22
Adjusted net income per share(4)	3.32	2.00	1.90	$0.95	$0.61
Average Shareholders’ Equity	$17,064	$15,170	$15,267
Return on equity(5)	19%	12%	11%

(1)          Amounts presented in this table are post-tax.

(2)          Includes gains recorded on the Cerro Casale acquisition of $29 million. Refer to page 36 of this MD&A for further information.

(3)          Includes a currency translation gain of $70 million recorded in first quarter 2009 relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

(4)          Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

(5)          Calculated as adjusted net income divided by average shareholders’ equity.

Adjusted Operating Cash Flow and Free Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of elimination of gold sales contracts.

Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. The elimination of gold sales contracts is an activity that is not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability.

We also present free cash flow as a measure which excludes capital expenditures from adjusted operating cash flow. Management believes this to be a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

Adjusted operating cash flow and free cash flow are intended to provide additional information only and do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measures.

Management’s Discussion and Analysis

Reconciliation of Adjusted Operating Cash Flow and Free Cash Flow

				For the three months
	For the years ended December 31			ended December 31
($ millions)	2010	2009	2008	2010	2009
Operating cash flow	$4,127	$(2,322)	$2,254	$781	$(4,300)
Elimination of gold sales contracts	656	5,221	—	656	5,221
Adjusted operating cash flow	$4,783	$2,899	$2,254	$1,437	$921
Capital expenditures	(3,323)	(2,358)	(1,776)	(1,145)	(748)
Free Cash Flow	$1,460	$541	$478	$292	$173

Total Cash Costs per ounce and Net Cash Costs per ounce

Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

We have also adjusted our gold total cash costs to remove the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement. The cost of producing these ounces is not indicative of our normal production costs. Hence, we have removed such costs from total cash costs.

We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production attributable to the non-controlling interest. Consequently, our production and total cash costs and net cash costs statistics only reflect our equity share of production.

Net cash costs measures the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.

Total cash cost and net cash cost statistics are intended to provide additional information only and do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following tables reconcile these non-GAAP measures to the most directly comparable US GAAP measure.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Reconciliation of Cost of Sales to Total Cash Costs per Ounce/Pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
For the years ended December 31	2010	2009	2008	2010	2009	2008
Cost of sales	$3,789	$3,407	$3,377	$345	$361	$315
Cost of sales applicable to discontinued operations	10	24	49	88	83	121
Cost of sales applicable to non-controlling interests(1)	(107)	(12)	(14)	—	—	—
Cost of sales applicable to ore purchase arrangement	(104)	(29)	—	—	—	—
Inventory purchase accounting adjustments	—	—	(16)	—	—	—
Unrealized non-hedge gains/(losses) on currency and commodity contracts	5	7	(14)	—	—	—
Impact of Barrick Energy	(56)	(20)	(14)	—	—	—
Total cash costs	$3,537	$3,377	$3,368	$433	$444	$436
Ounces/pounds sold – consolidated basis (000s ounces/millions pounds)	7,963	7,307	7,658	391	380	367
Ounces/pounds sold – non-controlling interest (000s ounces)(1)	(229)	(28)	(63)	—	—	—
Ounces/pounds sold – equity basis (000s ounces/millions pounds)	7,734	7,279	7,595	391	380	367
Total cash costs per ounce/per pound	$457	$464	$443	$1.11	$1.17	$1.19

(1) Relates to ABG’s partner’s 30% interest in Tulawaka.

Net Cash Costs per Ounce

				For the three months
	For the years ended December 31			ended December 31
($ millions, except per ounce/pound data in dollars)	2010	2009	2008	2010	2009
Ounces gold sold – equity basis (000s)	7,734	7,279	7,595	1,825	1,797
Total cash costs per ounce – equity basis	$457	$464	$443	$486	$465
Revenues from copper sales	$1,102	$943	$1,007	$333	$398
Revenues from copper sales of discontinued operations	244	212	221	74	—
Unrealized non-hedge gold/copper derivative (gains) losses	(14)	49	(23)	2	13
Unrealized mark-to-market provisional price adjustments	—	(4)	38	—	(4)
Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	$1,332	$1,200	$1,243	$409	$407
Copper cost of sales per consolidated statement of income	345	361	315	93	128
Copper cost of sales from discontinued operations	88	83	121	23	—
Copper credits	899	756	807	293	279
Copper credits per ounce	116	104	106	160	155
Net cash costs per ounce	$341	$360	$337	$326	$310

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net income:

•      Income tax expense;

•      Interest expense;

•      Interest income; and

•      Depreciation and amortization.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Management’s Discussion and Analysis

EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate EBITDA differently.

We also present adjusted EBITDA as a non-GAAP measure, which removes the effect of the elimination of gold sales contracts. The elimination of gold sales contracts is an activity that is not reflective of the underlying capacity of our operations to generate earnings and therefore this adjustment will result in a more meaningful earnings measure for investors and analysts to evaluate our performance in the period and assess our future earnings generating capability.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

				For the three months
	For the years ended December 31			ended December 31
($ millions, except per share amounts in dollars)	2010	2009	2008	2010	2009
Net income	$3,274	$(4,274)	$785	$896	$215
Income tax expense	1,370	648	594	472	295
Interest expense	121	57	21	6	29
Interest income	(14)	(10)	(39)	(3)	(3)
Depreciation and amortization	1,149	1,016	912	264	258
EBITDA	$5,900	$(2,563)	$2,273	$1,635	$794
Elimination of gold sales contracts	—	5,933	—	—	241
Adjusted EBITDA	$5,900	$3,370	$2,273	$1,635	$1,035
Reported as:
Gold
North America	$2,114	$1,259	$972	$588	$317
South America	1,914	1,245	1,194	441	428
Australia Pacific	1,027	597	507	312	174
African Barrick Gold	345	236	157	110	59
Copper
South America	732	564	673	231	210
Australia Pacific	104	82	(35)	35	33
Capital Projects	(88)	(106)	(176)	(32)	(16)
Barrick Energy	45	9	12	15	5
Other	(293)	(6,449)	(1,031)	(65)	(416)
EBITDA	$5,900	$(2,563)	$2,273	$1,635	$794
Elimination of gold sales contracts	—	5,933	—	—	241
Adjusted EBITDA	$5,900	$3,370	$2,273	$1,635	$1,035

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•      Unrealized gains and losses on non-hedge derivative contracts;

•      Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•      Sales attributable to ore purchase arrangement; and

•      Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of sales as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.

Reconciliation of Sales to Realized Price per Ounce/per Pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
For the years ended December 31	2010	2009	2008	2010	2009	2008
Sales	$9,699	$7,135	$6,577	$1,102	$943	$1,007
Sales applicable to discontinued operations	43	56	79	244	212	221
Sales applicable to non-controlling interests	(204)	(27)	(56)	—	—	—
Sales attributable to ore purchase agreement	(111)	(26)	—	—	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	—	—	2	(14)	49	(23)
Unrealized mark-to-market provisional price adjustments	(1)	—	(1)	—	(4)	38
Export duties	68	30	23	—	—	—
Sales – as adjusted	$9,494	$7,168	$6,624	$1,332	$1,200	$1,243
Ounces/pounds sold (000s ounces/millions pounds)	7,734	7,279	7,595	391	380	367
Realized gold/copper price per ounce/pound	$1,228	$985	$872	$3.41	$3.16	$3.39

Management’s Discussion and Analysis

Net Cash Margin

Management uses a non-GAAP financial measure, net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. We believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

Our net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold price per ounce, total cash costs per ounce, and copper credit per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Reconciliation of Net Cash Margin per Ounce

				For the three months
	For the years ended December 31			ended December 31
(per ounce data in dollars)	2010	2009	2008	2010	2009
Realized gold price per ounce	$1,228	$985	$872	$1,368	$1,119
Total cash costs per ounce	457	464	443	486	465
Total cash margin per ounce	$771	$521	$429	$882	$654
Copper credit per ounce(1)	116	104	106	160	155
Net cash margin per ounce	$887	$625	$535	$1,042	$809

(1) Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 81.

Adjusted Debt and Net Debt

Management uses non-GAAP financial measures “adjusted debt” and “net debt” since they are more indicative of how we manage our debt levels internally than the US GAAP measure. We believe these measures provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure. Adjusted debt and net debt are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.

We have adjusted our long-term debt to exclude fair value on other adjustments and our partner’s share of project financing and to include the remaining settlement obligation to close out the gold sales contracts to arrive at adjusted debt. We have excluded the impact of fair value and other adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We have excluded our partner’s share of project financing, where Barrick has provided a guarantee only for its proportionate share of the debt. We have included the settlement obligation related to gold sales contracts because they have terms similar to long-term debt instruments and have been settled in cash. We then deduct our cash and equivalents (net of our partner’s share of cash held at Pueblo Viejo) to arrive at net debt.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Adjusted Debt and Net Debt Summary

As at December 31
(in $ millions)	2010	2009
Debt per financial statements	$6,692	$6,335
Fair value and other adjustments(1)	13	(71)
Pueblo Viejo financing partner’s share(2)	(313)	—
Settlement obligation to close out gold sales contracts(3)	—	655
Adjusted debt	$6,392	$6,919
Cash and equivalents	(3,968)	(2,564)
Cash and equivalents – partner’s share at Pueblo Viejo(2)	118	—
Net debt	$2,542	$4,355

(1)          Other adjustments primarily relate to issue costs which have been netted against the debts.

(2)          We consolidate 100% of Pueblo Viejo in our financial statements; however we have guaranteed only our 60% share of the $782 million financing received to this point. Therefore, we have removed our partner’s share of both the financing and cash and equivalents to ensure comparability.

(3)          Based on the final settlement value of these contracts.

International Financial Reporting Standards (IFRS)

We are in the process of converting our basis of accounting from US GAAP to IFRS effective for our first quarter report in 2011. The transition date of January 1, 2010 requires the conversion, for comparative purposes, of our previously reported balance sheets as at December 31, 2009 and December 31, 2010 and our interim and annual consolidated statements of income and cash flows for 2010 from US GAAP to IFRS.

In this MD&A, we are providing an update on our conversion project; a preliminary consolidated balance sheet as at January 1, 2010 prepared under IFRS with reconciliations to our December 31, 2009 unaudited balance sheet prepared in accordance with US GAAP; a summary of the IFRS 1, First-time Adoption of International Financial Reporting Standards, (IFRS 1) elections we expect to apply on our transition to IFRS; a preliminary impact assessment of the IFRS conversion on our operating results for the year ended December 31, 2010; and a summary of our IFRS policies where there are significant changes from our US GAAP policies. IFRS accounting standards, and the interpretation thereof, are constantly evolving; accordingly, there may be additional new or revised IFRS accounting standards prior to the issuance of our first IFRS financial statements that could affect the opening IFRS balance sheet, 2010 operating results and related policies presented herein.

IFRS Project Update

The following chart provides an update of the key activities contained in our conversion plan, the estimated completion date for each of these activities as well as a current status update. The following information will allow investors and others to obtain a better understanding of our IFRS conversion plan and its impacts on the Company.

Management’s Discussion and Analysis

Key Activities	Timing	Current Status

Financial Statement Preparation:

•  Analyze and select ongoing policies where alternatives are permitted including IFRS 1 exemptions

•  Quantify key differences between IFRS and the Company’s application of US GAAP

•  Revise Accounting Policy Manual

•  Prepare IFRS consolidated financial statements including first-time adoption reconciliations

•  Revised Accounting Policy Manual in place by January 1, 2011

•  Quantification of impact of key differences on opening balance sheet to be completed in draft in Q2 2010

•  Quantification of impact of key differences on Q1 and Q2 to be completed in draft in Q3 2010; Q3 to be completed in draft in Q4 2010; Q4 to be completed in draft in Q1 2011

•  Skeleton IFRS consolidated financial statements to be prepared for senior management review in Q3 2010

•  Audit Committee review of the skeleton consolidated financial statements in Q4 2010

•  Finalization of key accounting policy differences completed in Q4 2009

•  Senior management approval and Audit Committee review of accounting/policy changes and IFRS 1 elections completed in Q4 2009

•  Development of IFRS Accounting Policy Manual completed

•  Quantification of preliminary opening balance sheet completed in Q3 2010

•  Quantification of impact of key differences on Q1, Q2, Q3 and Q4 completed in draft

•  Development and review of preliminary Q1 skeleton consolidated financial statements completed in Q4 2010

Training: • Provide technical training to key finance and accounting personnel in each of our RBUs	• Ongoing training to key personnel as needed	• Technical training provided to key personnel in each of our RBUs and Corporate in Q4 2009
• Provide specialized training to selected employees involved with the conversion to IFRS		• Specific and refresher training provided to selected groups throughout 2010
Business Activities: • Identify conversion impacts on financial covenants, executive compensation and contracts • Assess impact on budgeting and long-range plans • Identify impact on taxation

•  Financial covenant, executive compensation and contract analysis to be completed by Q4 2010

•  Budgeting and long-range planning impact to be completed by Q4 2010

•  Taxation analysis to be completed in Q2 2010

•  Financial covenant and contract analysis completed

•  Budgeting and long-range planning completed in Q4 2010 and Q1 2011

•  Identification of potential significant taxation differences completed in Q2 2010 with final assessments completed in Q3 2010

Financial Information Systems:	• Solution for capturing financial information under US GAAP and IFRS in Q1 2010 • Necessary changes to financial information systems implemented by transition date

•  IFRS reporting application has been implemented to enable the capturing of consolidated financial information under both US GAAP and IFRS

•  Necessary changes to general ledger and financial information systems are complete and regularly updated

•  Identify required changes to financial information systems and implement solutions

•  Determine and implement solution for capturing financial information under US GAAP and IFRS in 2010 (for comparative information)

Control Environment:

•  Maintain effective Disclosure Controls & Procedures (DC&P) and Internal Control over Financial Reporting (ICFR) throughout the IFRS project

•  Design and implement new IFRS processes and controls

• Incremental controls to be developed in Q2 2010 for the review of IFRS comparative financial information • Redesigned processes and controls to be in place by Q1 2011

•  Completed an impact assessment of IFRS technical accounting differences on financial reporting risks, procedures, systems and controls

•  Incremental controls implemented for development of Opening Balance Sheet and 2010 comparative financial information

•  Completed an impact assessment of 2011 steady state processes and controls

•  Amendments to specific business processes and controls are being finalized during Q1 2011

Preliminary IFRS Consolidated Opening Balance Sheet

In third quarter of 2010, we completed our preliminary opening consolidated IFRS balance sheet as at January 1, 2010. Our preliminary opening consolidated IFRS balance sheet reflects the impact of the applicable IFRS 1 elections that we expect to apply on transition to IFRS. The opening consolidated IFRS balance sheet also reflects the impact of accounting policy differences arising from the transition

Barrick Financial Report 2010 | Management’s Discussion and Analysis

from US GAAP to IFRS. The opening consolidated IFRS balance sheet presented in this MD&A is preliminary and the final opening consolidated IFRS balance sheet may reflect adjustments relating to any new IFRS pronouncements or other adjustments identified through fiscal year 2011.

Reconciliation of Consolidated Balance Sheets as Reported Under US GAAP and IFRS

			As at December 31,		As at January 1,
(Unaudited)			2009	Effect of	2010
(millions of US $)	Ref		US GAAP basis	conversion to IFRS	IFRS basis
Assets
Current assets
Cash and equivalents			$2,564	$—	$2,564
Accounts receivable			251	8	259
Inventories	A		1,540	(52)	1,488
Other current assets			524	(6)	518
Assets held for sale			59	41	100
			4,938	(9)	4,929
Non-current assets
Equity in investees	B		1,136	(12)	1,124
Other investments			92	—	92
Property, plant and equipment	C		13,125	254	13,379
Goodwill			5,197	—	5,197
Intangible assets	C	(2)	66	209	275
Deferred income tax assets	D		949	(348)	601
Other assets	E		1,531	(203)	1,328
Assets of discontinued operations			41	(41)	—
Total assets			$27,075	$(150)	$26,925
Liabilities and Equity
Current liabilities
Accounts payable			$1,221	$—	$1,221
Short-term debt			54	—	54
Current income tax liabilities			93	—	93
Other current liabilities			382	(16)	366
Liabilities held for sale			23	26	49
			1,773	10	1,783
Non-current liabilities
Long-term debt	F		6,281	(157)	6,124
Provisions	G		1,122	286	1,408
Deferred income tax liabilities	D		1,184	(224)	960
Other liabilities	G		1,145	(261)	884
Liabilities of discontinued operations			23	(23)	—
Total liabilities			11,528	(369)	11,159
Equity
Capital stock			17,390	2	17,392
Convertible borrowings — equity component	F		—	143	143
Retained earnings	J		(2,382)	(142)	(2,524)
Accumulated other comprehensive income (“AOCI”)	H		55	178	233
Total equity attributable to Barrick Gold Corporation shareholders			15,063	181	15,244
Non-controlling interests	I		484	38	522
Total equity			15,547	219	15,766
Total liabilities and equity			$27,075	$(150)	$26,925

Management’s Discussion and Analysis

References

A. Inventories

(millions of US $)	Incr./(Decr.)
Capitalization of production phase stripping(1)	$(142)
Other adjustments	3
$(139)
Short-term inventories	$(52)
Long-term inventories (included in other assets)	(87)
$(139)

(1) Refer to footnote C1.

B. Equity In Investees

(millions of US $)	Incr./(Decr.)
Reversal of Highland Gold impairment	$55
Elimination of interest capitalized on equity investees(1)	(125)
Capitalization of exploration and evaluation costs within equity investees	22
Reclassification of hedge losses relating to capital expenditures within equity investees	36
$(12)

(1)          Under IFRS, our investment in equity investees, where the activities are development of mining projects, are not qualifying assets that are eligible for interest capitalization.

C. Property, Plant and Equipment

(millions of US $)	Incr./(Decr.)
Capitalization of production phase stripping (net of accumulated depreciation of $275 million)(1)	$560
Reclassification of acquired exploration properties to intangible assets(2)	(209)
Capitalization of exploration and evaluation costs(3)	188
Adjustment due to deemed cost election for oil & gas properties(4)	(166)
Reclassification of hedge gains relating to capital expenditures from AOCI(5)	(56)
Adjustments to asset retirement costs	(41)
Other adjustments	(22)
$254

(1)          Under IFRS, certain waste stripping costs qualify for capitalization, which were previously expensed under US GAAP. Refer to page 94 for an explanation of the policy under IFRS.

(2)          Under IFRS, acquired exploration properties meet the definition of an intangible asset and consequently were reclassified.

(3)          Under IFRS, the criteria to determine costs that qualify for capitalization differ from US GAAP. Refer to page 93 for an explanation of the policy under IFRS.

(4)          Under IFRS 1 exemptions, we elected to take fair value as deemed cost for certain properties. For our oil and gas properties this election resulted in an adjustment to the carrying value of some assets. Refer to page 89 for an explanation of the IFRS 1 exemptions.

(5)          Under IFRS, accumulated hedge gains relating to capital expenditures are presented as a reduction of the cost of the asset.

D.            Deferred Income Taxes

The adjustments to deferred income tax assets and liabilities principally reflect the tax effects of other IFRS adjustments.

E. Other Assets

(millions of US $)	Incr./(Decr.)
Reclassification of debt issue costs(1)	$(45)
Long-term inventory adjustments (refer to A)	(87)
Adjustments relating to restricted stock units(2)	(68)
Other adjustments	(3)
$(203)

(1)          Under IFRS, direct and incremental costs incurred to issue debt securities are recorded as a reduction in the carrying amount of the related debt instrument and are unwound as a finance cost over the term of the debt.

(2)          Under IFRS, for restricted stock units, the long-term asset and corresponding liability are not recognized and were therefore reversed.

F. Long-Term Debt

(millions of US $)	Incr./(Decr.)
Bifurcation of equity portion of senior convertible debt(1)	$(143)
Reclassification of debt issue costs	(45)
Reversal to retained earnings of previously amortized debt premium	31
$(157)

(1)          Under IFRS, the convertible debt instruments were bifurcated, and the debt and equity portions were separately recognized.

G. Provisions

(millions of US $)	Incr./(Decr.)
Reclassification of employee benefits and stock-based compensation from other liabilities	$261
Adjustments to Provisions for Environmental Rehabilitation (PER) relating to discount rates and foreign exchange rates	73
Recognition of constructive obligations under IFRS	39
De-recognition of a provision that does not meet IFRS recognition criteria	(30)
Adjustments to account for restricted stock units	(68)
Other adjustments	11
$286

H. AOCI

(millions of US $)	Incr./(Decr.)
Reset of cumulative translation losses(1)	$141
Reset of actuarial losses relating to pension plans(1)	37
Reclassifications of accumulated hedge gains relating to capital expenditures	(20)
Adjustments to hedge accounting to exclude the time value of options	33
Other adjustments	(13)
$178

(1)          Under IFRS 1 exemptions we chose to reset the balance within AOCI relating to cumulative translation losses and actuarial losses on pension plans. Refer to page 89 for an explanation of the IFRS 1 exemptions.

I.                 Non-Controlling Interests

The impact on non-controlling interests of capitalization of exploration and evaluation costs was an increase of $38 million, principally relating to Pueblo Viejo.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

J. Retained Earnings Reconciliation

(millions of US $)
As at January 1, 2010
US GAAP, as reported	$(2,382)
IFRS 1 Exemptions
Reset of actuarial gains and losses relating to pension plans	(37)
Reset of cumulative translation account	(141)
IFRS Policy choices
Capitalized production phase stripping	408
Capitalized exploration & evaluation costs	160
Reversal of Highland Gold impairment	55
Adjustment due to deemed cost election for oil & gas properties	(166)
Elimination of capitalized interest on equity investees	(125)
Increase in PERs(1)	(69)
Decrease in asset relating to the rehabilitation provision(2)	(32)
Bifurcation of senior convertible debt	(31)
Adjustments to hedge accounting to exclude time value of options	(33)
Tax effect of adjustments, net	(108)
Other adjustments	(23)
IFRS basis	$(2,524)

(1)          Under IFRS, increase in PERS resulted from changes due to using current vs. historical discount and foreign exchange rates, and changes in cash flows due to additional constructive obligations.

(2)          Calculated using the IFRS 1 simplified approach (see (iii) on page 89).

Elected IFRS 1 Exemptions from Full Retrospective Application

Our transition to IFRS follows IFRS 1, which offers the possibility to utilize certain exemptions from full retrospective implementation of IFRS. We evaluated the options available in IFRS 1 and elected to adopt transitional implementation policies in the areas of business combinations, employee benefits, rehabilitation provisions, cumulative translation differences and fair value as a deemed cost election.

A summary of these transitional accounting policies is given below.

i)                Business Combinations

We elected to utilize the option in IFRS 1 to not apply IFRS 3 retrospectively to business combinations completed prior to January 1, 2010. The impact of this policy decision is that all prior business combinations will continue to be accounted for as they originally were under US GAAP, including recognition of any goodwill identified in these transactions.

ii)            Employee Future Benefits

IFRS 1 allows for all cumulative actuarial gains and losses at the date of transition to be reset to zero within AOCI as of the date of transition as an alternative to full retrospective application of IAS 19 Employee Benefits.  We chose to adopt this transition policy.

iii)        Rehabilitation Provision

Under IFRS, when a rehabilitation provision is established, we are required to set up a corresponding asset and depreciate it over the remaining useful life of the asset. Any changes in the rehabilitation provision are added or deducted from the cost of the asset to which the obligation relates. Under IFRS 1, we elected to take a simplified approach to calculate and record the asset related to the rehabilitation provision on our opening IFRS consolidated balance sheet. As permitted under IFRS, the rehabilitation provision calculated on the transition date in accordance with IAS 37 is discounted back to the date when the provision first arose, at which date the corresponding asset is set up. This asset is then depreciated to its carrying amount at the transition date.

iv)           Cumulative Translation Differences

We elected to utilize the option under IFRS 1 to reset the cumulative translation account within AOCI to zero as of the date of transition to IFRS as an alternative to establishing a retrospective cumulative translation difference under the principles of IAS 21.

v)               Fair Value as Deemed Cost

IFRS 1 provides the option to record certain assets at fair value on transition or at an earlier date as an alternate to full retrospective application of IFRS in accounting for the asset. The option is available on an individual asset by asset basis. We chose to adopt this transition election on selected assets at the following properties: Pascua-Lama, Goldstrike, Plutonic, Marigold, Pierina, Osborne and Barrick Energy.

Management’s Discussion and Analysis

Preliminary Impact of the IFRS Conversion on our Statement of Income for the year ended December 31, 2010

During 2010 and in the first quarter of 2011, we continued to perform preliminary calculations of the quantitative differences arising from our conversion from US GAAP to IFRS on the operating results for the year ended December 31, 2010. Presented in the tables below are the preliminary impacts identified to date of our conversion to IFRS on our consolidated statement of income for the year ended December 31, 2010. The actual impact of our conversion to IFRS is subject to management’s final review as well as audit by the Company’s independent registered accounting firm and may vary significantly from the preliminary impacts identified below because of a number of factors including without limitation, additional or revised information and changes in accounting standards or policies or in how these standards are applied.

			For the year ended December 31, 2010
			US GAAP	Effect of IFRS
(Unaudited)			measurement	measurement
(millions of US $)	Ref		basis(1)	differences	IFRS basis
Sales	K		$10,991	$14	$11,005
Costs and expenses
Cost of sales	L		5,390	(228)	5,162
Corporate administration			154	3	157
Exploration and evaluation	M		333	(104)	229
Other expense	N		459	14	473
Impairment charges (reversals)	O		7	(80)	(73)
			6,343	(395)	5,948
Other income	P		100	42	142
Income (loss) from equity investees	Q		(41)	18	(23)
Gain (loss) on non-hedge derivatives	R		103	(38)	65
Income before finance items and income taxes			4,810	431	5,241
Finance items
Finance income			14	—	14
Finance costs	S		(168)	10	(158)
Income before income taxes			4,656	441	5,097
Income tax expense	TBD	(2)	(1,480)	TBD	TBD
Income from continuing operations			3,176	TBD	TBD
Income from discontinued operations			121	—	121
Net income(3)			$3,297	$ TBD	$ TBD
Attributable to:
Equity holders of Barrick Gold Corporation			$3,274	$ TBD	$ TBD
Non-controlling interests			$23	$ TBD	$ TBD

(1)          Certain US GAAP figures have been reclassified to conform to our expected IFRS financial statement presentation.

(2)          TBD = to be determined.

(3)          Net income under IFRS has not been presented since final assessment of differences has not been completed.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

References

K. Sales

For the year ended
(millions of US $)	Dec. 31, 2010
US GAAP, as reported	$10,924
By-product revenue reclassified from cost of sales(1)	131
Gain on non-hedge derivatives(2)	(64)
US GAAP, as adjusted for IFRS format	10,991
Revenue recognition(3)	14
IFRS basis	$11,005

(1)          Recognition of incidental by-product sales previously recorded as a credit to costs of sales will be presented as part of sales commencing January 1, 2010.

(2)          Under IFRS, all realized and unrealized non-hedge derivative gains or losses, hedge ineffectiveness and amounts not qualifying for hedge accounting are presented as a separate line on the consolidated income statement. Under US GAAP these amounts were presented in the respective income statement line item to which the gain or loss is related.

(3)          Sales increased on transition due to earlier recognition of revenue for our concentrate sales at Bulyanhulu mine. Under IFRS, revenue is recognized on transfer of risk and rewards as compared to recognition on transfer of title under US GAAP.

L. Cost of Sales

For the year ended
(millions of US $)	Dec. 31, 2010
US GAAP cost of sales, as reported	$4,201
US GAAP amortization and accretion, as reported	1,196
By-product revenue reclassified from cost of sales(1)	131
Reclassification of certain royalty payments to income tax(2)	(101)
Reclassification of accretion expense to finance costs(3)	(47)
Gain on non-hedge derivatives(4)	10
US GAAP, as adjusted for IFRS format	5,390
Capitalization of production phase stripping(5)	(292)
Depreciation expense(6)	63
Other adjustments	1
IFRS basis	$5,162
IFRS cost of sales applicable to:
Gold	$4,566
Copper	430
Oil & Gas	115
Others	51
Total	$5,162

(1)          Refer to footnote K1.

(2)          Under IFRS, certain payments that are made to government bodies and are calculated based on net profit are classified as taxes. We reclassified the following to income tax expense: Nevada Net Proceeds Tax and Cowal royalty.

(3)          For IFRS purposes, accretion expense is presented as part of “Finance Costs”.

(4)          Refer to footnote K2.

(5)          Costs of sales were lower primarily due to capitalized production phase stripping costs.

(6)          Depreciation expense increased under IFRS due to higher book values resulting from capitalization of production phase stripping costs and exploration and evaluation costs, and the impact of the calculation on the asset related to the environmental rehabilitation provisions under IFRS 1 for opening balance sheet as at January 1, 2010.

M. Exploration and Evaluation

For the year ended
(millions of US $)	Dec. 31, 2010
US GAAP Exploration, as reported	$180
US GAAP Project Development Costs, as reported	153
US GAAP, as adjusted for IFRS format(1)	333
Capitalized exploration expenditures(2)	(26)
Capitalized project development costs(2)	(78)
IFRS basis	$229

(1)          For IFRS purposes, exploration costs and project development costs are combined and presented as “Exploration and Evaluation Costs”.

(2)          Under IFRS the criteria to determine costs that qualify for capitalization differs from US GAAP. We capitalized additional exploration and evaluation costs at certain properties, mainly Cerro Casale, where management assessed under IFRS that it is probable that these expenditures will result in future economic benefits.

N. Other Expense

For the year ended
(millions of US $)	Dec. 31, 2010
US GAAP, as reported	$463
Reclassification of certain payments to income tax(1)	(9)
Gain on non-hedge derivatives(2)	5
US GAAP, as adjusted for IFRS format	459
PER adjustments for closed mines(3)	19
Others	(5)
IFRS basis	$473

(1)          Under IFRS certain payments that are made to government bodies and are calculated based on net profit are classified as taxes. We reclassified the Peru voluntary payments to income tax expense.

(2)          Refer to footnote K2.

(3)          Under IFRS, PERs are updated each reporting period based on the current discount and foreign exchange rates.

O. Impairment Charges (Reversals)

For the year ended
(millions of US $)	Dec. 31, 2010
US GAAP, as reported	$7
Reversal of Highland Gold impairment(1)	(84)
Others	4
IFRS basis	$(73)

(1)          Under IFRS past impairments of equity investments can be reversed in the future if there is a recovery in the realizable value of the investment. In 2008, we recorded an impairment of $140 million on our investment in Highland Gold. The fair value of the investment has increased since the write down; therefore, partial reversals were recorded under IFRS at transition date and in subsequent quarters.

Management’s Discussion and Analysis

P. Other Income

For the year ended
(millions of US $)	Dec. 31, 2010
US GAAP, as reported	$124
Gain on non-hedge derivatives(1)	(24)
US GAAP, as adjusted for IFRS format	100
Gain on Cerro Casale acquisition(2)	40
Other adjustments	2
IFRS basis	$142

(1)          Refer to footnote K2.

(2)          In the first quarter of 2010, Barrick acquired an additional 25% ownership interest in the Cerro Casale project. Due to the elimination of capitalized interest under IFRS, the assets had a lower book value on equity investments which resulted in a higher gain on acquisition recorded as other income.

Q. Income (Loss) from Equity Investees

For the year ended
(millions of US $)	Dec. 31, 2010
US GAAP, as reported	$(41)
Capitalization of exploration and evaluation costs within equity investees(1)	18
IFRS basis	$(23)

(1)          Refer to footnote M2.

R. Gain (Loss) on Non-Hedge Derivatives(1)

For the year ended
(millions of US $)	Dec. 31, 2010
US GAAP, as reported	$ Nil
Net realized and unrealized gains on non-hedge derivative positions	93
Unrealized gains due to hedge ineffectiveness	10
US GAAP, as adjusted for IFRS format	103
Reclassification of loss on time value of options from AOCI	(38)
IFRS basis	$65

(1)          Under IFRS, all realized and unrealized non-hedge derivative gains or losses, hedge ineffectiveness and amounts not qualifying for hedge accounting are presented as a separate line on the consolidated income statement. Under US GAAP these amounts were presented in the respective income statement line item to which the gain or loss is related.

S. Finance Costs

For the year ended
(millions of US $)	Dec. 31, 2010
US GAAP interest expense, as reported	$(121)
Reclassification of accretion expense(1)	(47)
US GAAP, as adjusted for IFRS format	(168)
Elimination of interest capitalized on equity investees(2)	(25)
Interest capitalized to Property Plant and Equipment(3)	20
Changes in accretion expense(4)	26
Other adjustments	(11)
IFRS basis	$(158)

(1)          For IFRS purposes, interest expense and accretion are combined and presented as “Finance Costs”.

(2)          Under IFRS, our investment in equity investees where the activities are development of mining projects are not qualifying assets that are eligible for interest capitalization. On transition and in subsequent quarters, this resulted in the reversal of previously capitalized interest primarily related to Cerro Casale.

(3)          Under IFRS, capitalization of production phase stripping and capitalized exploration and evaluation costs resulted in an increase in capitalized interest relating to those expenditures.

(4)          Under IFRS, accretion expense changed due to changes in discount and foreign exchange rates on PER.

Preliminary impact of conversion to IFRS on 2010 Total Cash Costs per ounce, Depreciation per ounce and Capital Expenditures

Total Cash Costs — Gold

For the year ended
($ per ounce)	Dec. 31, 2010
US GAAP, as reported	$457
Capitalized stripping costs(1)	(36)
Reclassification of certain payments to income tax(2)	(13)
Other adjustments	1
IFRS basis	$409

(1)          Refer to footnote L5.

(2)          Refer to footnote L2.

Depreciation — Gold

For the year ended
($ per ounce)	Dec. 31, 2010
US GAAP, as reported	$127
Depreciation of capitalized stripping costs(1)	8
Depreciation of capitalized exploration and evaluation costs(1)	2
Other adjustments	(1)
IFRS basis	$136

(1)          Refer to footnote L6.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Capital Expenditures

	For the year ended
	Dec. 31, 2010
	US GAAP		IFRS
(millions of US $)	100% basis	Adj	100% basis
Sustaining capital	$863	$—	$863
Open pit and underground mine development(1)	214	357	571
Expansion capital(1)	236	15	251
Capital projects(1),(2)	1,729	63	1,792
Capitalized interest	281	28	309
Total	$3,323	$463	$3,786

(1)          Capital expenditures increased due to the capitalization of production phase stripping costs and exploration and evaluation expenditures.

(2)          Represents total project expenditures on a consolidated basis. Under IFRS, our partner’s share of project capital expenditures is $410 million (US GAAP: $394 million).

Key IFRS Accounting Policies

The following is a summary of key IFRS accounting policies which differ significantly from the comparable US GAAP policies and which were applied in preparing the preliminary consolidated IFRS balance sheet as at January 1, 2010 and the preliminary IFRS operating results for the year ended December 31, 2010.

Exploration and Evaluation Expenditures

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Generally, expenditures relating to exploration activities are expensed as incurred. Capitalization of exploration expenditure commences when it is probable that future economic benefits will flow to the Company. The assessment of probability is based on factors such as whether the drilling is performed in a resource that is contiguous or adjacent to an existing reserve.

Evaluation expenditures reflect costs incurred at development projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve, (ii) determining the optimal methods of extraction and metallurgical and treatment processes, (iii) studies related to surveying, transportation and infrastructure requirements, (iv) permitting activities, and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies. Evaluation expenditures and the subsequent mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future.

If an exploration and evaluation activity does not prove viable, all irrecoverable costs with the project are written off.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statements of cash flow.

For our petroleum and natural gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures that are either general in nature or related to an unsuccessful drilling program are written off. Only costs that relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs.

Property, Plant and Equipment

Land, Buildings, Plant and Equipment

We record buildings, plant and equipment at cost, less accumulated depreciation and applicable impairment losses. Cost includes all expenditures incurred to prepare an asset for its intended use, including the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. Depreciation commences when buildings, plant and equipment are considered available for use. Land is not depreciated and is measured at historical cost less impairments.

We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance that may be part of production cost and capitalized to inventory.

We enter into leasing arrangements and arrangements that are in substance leasing arrangements. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific

Management’s Discussion and Analysis

circumstances. Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases.

Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value at the beginning of the lease term of the minimum lease payments over the term of the lease. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statements of income as a finance cost.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

Mining Interests

Mining interests consist of capitalized costs that include:

(i)             Acquired mineral reserves and resources,

(ii)          Underground mine development costs,

(iii)       Open pit mine development costs,

(iv)      Capitalized exploration and evaluation cost, and

(v)         Capitalized interest.

Depreciation commences when assets are available for their intended use.

(i) Acquired Mineral Reserves and Resources

Acquired Mining Properties

On acquisition of a mining property in the development or production stage, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential that management has determined to be probable for future economic extraction over the life of mine. The estimated fair value of these reserves, resources and exploration potential is recorded as an asset as at the date of acquisition at cost, less accumulated depreciation and applicable accumulated impairment losses.

Acquired Petroleum and Natural Gas Properties

On acquiring petroleum and natural gas property, we estimate the fair value of reserves and resources and we record this amount as an asset at the date of acquisition. Capitalized reserve acquisition costs are depreciated when the asset is available for its intended use.

(ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

(iii) Open Pit Development Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

Stripping costs incurred during the development stage of a mine in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs. Stripping costs incurred during the production stage (referred to as production phase stripping) are accounted for as current period production costs unless these costs result in a future economic benefit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; (iii) increases the productive capacity or extends the productive life of the pit. Such production phase stripping costs are capitalized as mine development costs.

For periods where production phase stripping activity generates a future economic benefit, the life-of-pit waste tons to ore tons ratio (the “strip ratio”) is considered, along with other factors such as the length and intensity of the stripping campaign, to determine the amount of production stripping costs incurred that is related to current production versus the amount that relates to the future economic benefit.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore reserves from each separate pit (i.e. the initial stripping of the second and subsequent pits is considered to be pre-production stripping). If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

(iv) Capitalized Exploration and Evaluation Costs

Exploration and evaluation expenditures that result in a probable future economic benefit are capitalized (refer to page 93).

(v) Capitalized Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs for qualifying assets including our exploration properties and capital projects prior to when production begins while exploration, development or construction activities are in progress and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Other Assets Not Subject to Depreciation

Non-Depreciable Mining Interest

On acquisition of a mining property in the development or production stage, we prepare an estimate of the fair value attributable to the mineral resources that management has determined not to be probable of future economic extraction, as well as the fair value attributable to the exploration potential of the property. The estimated fair value of these acquired resources and exploration potential is recorded as an asset (non-depreciable mining interest) as at the acquisition date. As part of our annual business cycle, we prepare estimates of gold and copper mineral reserves and resources for each mineral property. The changes in reserves and resources are, among other things, used to determine the amount to be converted from non-depreciable mining interests to depreciable mining interests.

Construction-in-Progress

Assets under construction at both our development projects and operating mines are capitalized as construction-in-progress. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within Property Plant & Equipment (“PP&E”). The cost of PP&E comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use, at which point, it is transferred to PP&E and depreciation commences. Construction-in-progress also contains deposits on long lead items. Construction-in-progress is not depreciated.

Depreciation

Property, plant and equipment are depreciated over their useful life, or over the remaining life of the mine if shorter. The property, plant and equipment assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term. The residual value of the asset is considered when determining the amount to be depreciated. Land is not depreciated and is measured at historical cost less impairments.

For mining interests, the economic benefits of the assets are consumed in a pattern which is linked to the production level. Such assets are depreciated on a units-of-production basis (“UOP”).

Capitalized costs associated with acquired mining properties and capitalized exploration and evaluation costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces of gold/pounds of copper in proven and probable reserves and a portion of resources at the mine where it is considered probable that those resources will be extracted economically. The depreciation is included as a component of inventory cost as the applicable ore is extracted.

Acquired petroleum and natural gas reserves and resources and capitalized exploration costs are depreciated on a UOP basis, whereby the denominator is the estimated barrels of oil equivalent in proven reserves.

Capitalized underground development costs incurred and capitalized to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces of gold/pounds of copper

Management’s Discussion and Analysis

in proven and probable reserves and a portion of resources within that ore block or area where it is considered probable that those resources will be extracted economically.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces of gold/pounds of copper in total accessible proven and probable reserves and a portion of resources where it is considered probable that those resources will be extracted economically.

Production phase stripping costs that generate a future economic benefit to Barrick are capitalized as mine development costs and depreciated on a UOP basis whereby the denominator is the estimated ounces of gold/pounds of copper in the associated open pit in proven and probable reserves and a portion of resources where it is considered probable that those resources will be extracted economically. The depreciation is included as a component of inventory cost as the applicable ore is extracted.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is depreciated and recapitalized as development costs attributable to the related asset.

Annual Depreciation Rates of Major Assets Categories

Land	Not depreciated
Mining Interests	UOP
Plant and equipment	5 — 25 years
Underground mobile equipment	5 — 7 years
Light vehicles and other mobile equipment	2 — 3 years
Furniture, computer and office equipment	2 — 3 years
Oil and gas plants and related facilities	3 — 15 years

Each asset’s estimated residual value and useful life is reviewed, and adjusted if appropriate, on an annual basis. The estimate of residual value and useful life is based on the physical condition and life limitations of buildings, plant and equipment and the present assessment of economically recoverable ounces of the mine for the mining property and development cost asset. Changes to the estimated residual values or useful lives are accounted for prospectively.

Update of Gold and Copper Mineral Reserves and Resources

At the end of each fiscal year, as part of our annual business cycle, we update our life-of mine plans and prepare estimates of Proven and Probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment based on these updated life-of-mine plans.

Impairment Evaluations

We review and test the carrying amounts of long-lived assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Impairment assessments are conducted at the level of cash-generating units (“CGUs”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For operating mines, capital projects and petroleum and natural gas properties, the individual mine/project/property represents a CGU for impairment testing of long-lived assets.

The recoverable amount of a CGU is the higher of Value In Use (“VIU”) and Fair Value Less Cost to Sell (“FVLCS”). An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount. Impairment losses are allocated pro-rata based on relative carrying values. Any impairment is recognized as an expense in the consolidated statements of income in the reporting period in which the write-down occurs.

Long-lived assets subject to potential impairment at mine sites/capital projects/petroleum and natural gas properties include land, buildings, plant and equipment, mineral properties and capitalized development costs, construction-in-progress and development projects.

Impairment Reversals

An impairment loss recognized in prior years for long-lived assets shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying amount that would have been determined, net of any depreciation, had no impairment been recognized in prior years. After such a reversal, any depreciation charge is adjusted prospectively.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Goodwill and Intangible Assets

Goodwill

Under the acquisition method, the costs of business acquisitions are allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of acquisition cost over the net fair value of identified tangible and intangible assets acquired and liabilities and contingent liabilities assumed represents goodwill that is allocated to CGUs.

Impairment Evaluations

Goodwill is not amortized; rather it is evaluated for impairment annually as of October 1 or at any time during the year if an indicator of impairment is considered to exist. We test goodwill at the operating segment level, since each CGU in a segment derives synergy benefits from the business combinations within that segment that give rise to goodwill, and management does not internally monitor goodwill at a lower level. An impairment loss is recognized for the amount by which the operating segment’s carrying amount exceeds its recoverable amount.

The recoverable amount of an operating segment is the higher of Value In Use (“VIU”) and Fair Value Less Cost to Sell (“FVLCS”). An impairment loss is recognized for any excess of carrying amount of an operating segment over its recoverable amount. Any impairment is recognized as an expense in the consolidated statements of income in the reporting period in which the write-down occurs. The impairment loss is allocated to reduce the carrying amount of the assets of the operating segment in the following order: (a) first, to reduce the carrying amount of goodwill allocated to the operating segment, (b) then, to the other assets of the operating segment pro rata on the basis of the carrying amount of each asset.

Impairment Reversals

An impairment loss recognized for goodwill shall not be reversed in a subsequent period.

Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration potential, including mineral resources, if any, of that property. The fair value of the exploration potential is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, any acquired exploration intangible asset balance attributable to that property is transferred to non-depreciable mining interests within property, plant and equipment.

Impairment Evaluations

We review and test the carrying amounts of intangible assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Intangible assets that are currently in use and subject to amortization are included in the carrying amount of the appropriate CGU and tested for impairment together with the other long lived assets of that CGU. Intangible assets that are not subject to amortization are tested at an individual asset level.

Impairment Reversals

An impairment loss recognized in prior years for intangible assets is reversed if there has been a change in the circumstances that led to the impairment loss and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in the consolidated statements of income and is limited to the carrying amount that would have been determined, net of any depreciation where applicable, had no impairment been recognized in prior years. After such a reversal, any depreciation charge where applicable is adjusted prospectively.

Provision for Environmental Rehabilitation

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused

Management’s Discussion and Analysis

by unplanned discharges, are recognized as an expense and liability when the event occurs that gives rise to an obligation and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The costs are estimated using either the work of external consultants or internal experts depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The unwinding of the discount is included in finance expense and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation. When expected cash flows change, the revised cash flows are discounted using the current US dollar real risk-free pre-tax discount rate and an adjustment is made to the provision.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the future production from the operations to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates. Those adjustments are accounted for as a change in the corresponding value of the related assets including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statements of income. The adjusted cost of the asset is depreciated prospectively. Changes also result in an adjustment to future finance costs.

Barrick Financial Report 2010 | Management’s Discussion and Analysis

Glossary of Technical Terms

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 164—165 — “Summary Gold Mineral Reserves and Mineral Resources.”

MINERAL RESOURCE: See pages 164—165 — “Summary Gold Mineral Reserves and Mineral Resources.”

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.